UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBITS TO FORM 6-K

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, relating to our business:

	Six months ended September 30,
	2010	2011
	(in billions)
Net interest income	¥948.9	¥1,034.0
Provision for credit losses	186.3	89.3
Non-interest income	1,361.6	608.8
Non-interest expense	1,173.9	1,159.5
Net income before attribution of noncontrolling interests	580.3	195.2
Net income attributable to Mitsubishi UFJ Financial Group	582.9	191.0
Total assets (at end of period)	203,780.8	212,715.2

Our revenues consist of net interest income and non-interest income.

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the six months ended September 30, 2011 increased compared to that for the six months ended September 30, 2010, mainly due to the recognition as interest income of the ¥139 billion gain realized from the change in conversion rate associated with the conversion of Morgan Stanley preferred stock into Morgan Stanley common stock. The average lending volumes, however, remained almost unchanged. Although there was a slight improvement in interest rate spread due to the recognition of the gain stated above, the low global interest rate environment continued to affect our overall interest spread during the six months ended September 30, 2011. Excluding the effect of the gain realized in connection with our conversion of Morgan Stanley preferred stock and the related preferred dividends, the average interest rate spread decreased 0.02 percentage points from 0.97% for the six months ended September 30, 2010 to 0.95% for the six months ended September 30, 2011. The following is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010		2011
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥131,403.6	1.20%	¥128,879.2	1.11%
Foreign	49,624.9	2.02	52,315.5	2.44

Total	¥181,028.5	1.42%	¥181,194.7	1.50%

Financed by:
Interest-bearing liabilities:
Domestic	¥125,784.5	0.30%	¥128,686.3	0.26%
Foreign	35,490.7	0.84	33,932.1	0.91

Total	161,275.2	0.42	162,618.4	0.40
Non-interest-bearing liabilities	19,753.3	—	18,576.3	—

Total	¥181,028.5	0.38%	¥181,194.7	0.36%

Interest rate spread		1.00%		1.10%
Net interest income as a percentage of total interest-earning assets		1.05%		1.14%

Provision for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Allowance policy.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains—net, which include foreign exchange derivative contracts (for example, foreign exchange gains and losses on currency derivatives), foreign exchange gains (losses) other than derivative contracts (for example, gains and losses on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option);

•

trading account profits—net, which primarily include net profits on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities;

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but are simply classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities;

Of the two categories, trading purpose activities represent a smaller portion of our trading accounts profits;

•	investment securities gains (losses)—net, which primarily include net gains or losses on sales and impairment losses on securities available for sale;

•	equity in losses of equity method investees, which include impairment losses on our investments in equity method investees; and

•	other non-interest income.

The following table is a summary of our non-interest income for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions)
Fees and commissions income	¥557.6	¥548.8
Foreign exchange gains—net	175.1	67.8
Trading account profits—net	486.0	449.2
Investment securities gains (losses)—net	105.8	(19.2)
Equity in losses of equity method investees	(44.6)	(515.4)
Other non-interest income	81.7	77.6

Total non-interest income	¥1,361.6	¥608.8

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following four areas—Retail, Corporate, Trust Assets, and Global. The Integrated Global Business Group was added as of July 1, 2011 by shifting most of our global operations mainly from the Integrated Corporate Banking Group to more effectively coordinate and enhance group-wide efforts to strengthen and expand our overseas operations. These four businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other. For further information, see “Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report. The following table sets forth the relative contributions to operating profit for the six months ended September 30, 2011 of the four core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Net revenue:	¥644.1	¥438.5	¥77.4	¥182.0	¥135.7	¥317.7	¥388.0	¥(17.8)	¥1,847.9
Operating expenses	450.8	223.0	49.1	111.7	90.6	202.3	48.6	79.8	1,053.6

Operating profit (loss)	¥193.3	¥215.5	¥28.3	¥70.3	¥45.1	¥115.4	¥339.4	¥(97.6)	¥794.3

Summary of Our Recent Financial Results and Financial Condition

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥191.0 billion for the six months ended September 30, 2011, a decrease of ¥391.9 billion from ¥582.9 billion for the six months ended September 30, 2010. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2011 was ¥12.82, a decrease from ¥40.31 for the six months ended September 30, 2010. Income before income tax expense for the six months ended September 30, 2011 was ¥394.0 billion, a decrease of ¥556.3 billion from ¥950.3 billion for the six months ended September 30, 2010.

Our business and results of operations as well as our assets are heavily influenced by trends in economic conditions particularly in Japan. During the six months ended September 30, 2011, the Japanese economy demonstrated modest recovery from the earthquake and the ensuing tsunami in the northern region of Japan that occurred on March 11, 2011 as well as the subsequent accidents at the Fukushima Daiichi Nuclear Power Plant, or the Great East Japan Earthquake, with annualized quarter on quarter real GDP growth rate for the July-September 2011 period of 5.6%, a return to positive growth for the first time in three quarters. However, the Indices of All Industrial Activity (excluding the agriculture, forestry and fishery sectors), which are similar in concept to real GDP and are released every month by the Ministry of Economy, Trade and Industry of Japan to gauge the state of production activity, showed that the overall growth in the July-September 2011 period was attributable to growth in July 2011, partially offset by subsequent declines in August and September 2011. Other major indices such as the Industrial Production Index, which stalled short of pre-earthquake levels as of September 30, 2011, also indicated weakness in the economy in the latter half of the third calendar quarter of 2011.

Reflecting the weak economic fundamentals, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥ 9,708.39 at April 1, 2011 to ¥ 8,700.29 at September 30, 2011. After going up to approximately ¥10,100 in mid-late July 2011, the Nikkei Stock Average decreased to the mid ¥8,500 level in September 2011 and remained weak at around the same level through mid-December 2011. The weakness in stock prices reflected the general sentiment of risk aversion and uncertainty surrounding the economy, affected by multiple factors such as the European sovereign debt problems, the possibility of global economic recession, and the appreciation of the Japanese yen which negatively impacted the Japanese export industry. As of January 10, 2012, the closing price of the Nikkei Stock Average was ¥8,422.26. For further information, see “Business Environment.”

The recent sovereign debt and financial crises that originated in Europe have begun to have a significant deteriorating impact on the global economy. Uncertainties and concerns remain over further deterioration in the credit and securities markets, which could adversely affect our results of operations and financial condition as well as those of our borrowers and counterparties. For further information, see “Recent Developments” and “Business Environment.”

In addition to the macro economic factors, our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2011 mainly reflected the following:

•

Net interest income for the six months ended September 30, 2011 was ¥1,034.0 billion, an increase of ¥85.1 billion from ¥948.9 billion for the six months ended September 30, 2010, mainly due to the recognition as interest income of the ¥139 billion gain realized from the change in conversion rate when we converted the Morgan Stanley preferred stock into Morgan Stanley common stock;

•

Provision for credit losses for the six months ended September 30, 2011 was ¥89.3 billion, a decrease of ¥97.0 billion from ¥186.3 billion for the six months ended September 30, 2010. The decrease in the provision for credit losses was mainly due to a decrease in the domestic provision for credit losses, primarily reflecting a smaller increase in restructured residential mortgage loans for the six months ended September 30, 2011 compared to the six months ended September 30, 2010, when we experienced a higher than usual increase in such restructured residential mortgage loans;

•

Fees and commissions income for the six months ended September 30, 2011 was ¥548.8 billion, a decrease of ¥8.8 billion from ¥557.6 billion for the six months ended September 30, 2010. This decrease was primarily due to a decrease of ¥4.1 billion in fees and commissions on the securities business reflecting weak equity and bond market activity, a decrease of ¥3.3 billion in guarantee fees reflecting weak demand in domestic markets and a decrease of ¥2.6 billion in service charges on deposits, reflecting lower overdraft volumes resulting from changes in customer behavior and the impact of changes to fee-related regulations in the United States. These decreases were partially offset by a ¥2.6 billion increase in fees and commissions on the credit card business and a ¥1.2 billion increase in fees on the investment funds business as the overall transaction volume increased through our ongoing promotional efforts, particularly at our commercial banking and trust banking subsidiaries;

•

Net foreign exchange gains for the six months ended September 30, 2011 were ¥67.8 billion, a decrease of ¥107.3 billion from ¥175.1 billion for the six months ended September 30, 2010, mainly due to losses on foreign currency derivatives which were negatively affected by the appreciation of the Japanese yen against the US dollar, partially offset by a gain from foreign currency forward transactions. In particular, the Japanese yen appreciated against other currencies, including against the US dollar—from ¥83.67 to US$1 at April 1, 2011 to ¥76.70 to US$1 at September 30, 2011;

•

Net trading account profits for the six months ended September 30, 2011 were ¥449.2 billion, a decrease of ¥36.8 billion from ¥486.0 billion for the six months ended September 30, 2010, mainly due to a decrease in net profits on interest rate and other derivative contracts of ¥47.3 billion, partially offset by an increase in net profits on trading account securities, excluding derivatives, of ¥10.5 billion for the six months ended September 30, 2011;

•	Net investment securities losses for the six months ended September 30, 2011 were ¥19.2 billion, compared to net investment securities gains of ¥105.8 billion for the six months ended

September 30, 2010, mainly due to a ¥149.5 billion in impairment losses on securities available for sale as our marketable equity securities were negatively impacted by the weak global stock market performance; and

•

Equity in losses of equity method investees for the six months ended September 30, 2011 were ¥515.4 billion, an increase of ¥470.7 billion from ¥44.7 billion for the six months ended September 30, 2010, mainly due to an impairment loss of ¥579.5 billion on our investments in Morgan Stanley as the quoted market price of Morgan Stanley common stock declined during the period. For further information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

At September 30, 2011, our total loans were ¥86.92 trillion, a decrease of ¥0.58 trillion from ¥87.50 trillion at March 31, 2011. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at September 30, 2011 consisted of ¥66.06 trillion of domestic loans and ¥20.96 trillion of foreign loans. Between March 31, 2011 and September 30, 2011, domestic loans decreased ¥1.49 trillion while foreign loans increased ¥0.91 trillion. The decrease in domestic loans was mainly due to a decrease in our loans outstanding to the consumer, real estate, other industries and services categories, which decreased ¥0.48 trillion, ¥0.43 trillion, ¥0.24 trillion and ¥0.24 trillion, respectively. The increase in foreign loans was mainly due to an increase in demand for loans from the commercial and industrial category during the six months ended September 30, 2011.

The total allowance for credit losses at September 30, 2011 was ¥1,228.2 billion, a decrease of ¥12.3 billion from ¥1,240.5 billion at March 31, 2011, due in part to the positive effect of a decrease in the balance of loans collectively evaluated for an impairment, and a decrease in the allowance ratio with respect to such loans reflecting updated information available to us, within the Commercial segment, despite an overall increase in the balance of impaired loans requiring an impairment allowance and the resulting increase in the total related allowance for impaired loans. The total allowance for credit losses represented 1.41% of our total loan portfolio at September 30, 2011, a decrease of 0.01 percentage points from 1.42% at March 31, 2011. The decrease in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the improved credit quality of the loan portfolio of the UNBC segment. For more information, see “Financial Condition—Allowance for credit losses”, “—Impaired loans and impairment allowance” and “—Credit quality indicator” below.

Investment securities increased ¥0.68 trillion to ¥59.73 trillion at September 30, 2011 from ¥59.05 trillion at March 31, 2011 primarily due to a ¥2.78 trillion increase in Japanese national government and Japanese government agency bonds available for sale, partially offset by a ¥0.43 trillion decrease in marketable equity securities, reflecting the general decline in Japanese stock prices. Our investment in Japanese national government and Japanese government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposit funds exceeding our net loans. As a result, our holdings of Japanese national government and Japanese government agency bonds increased to 81.8% of the aggregate of our investment securities available for sale and investment securities being held to maturity, and 22.6% of our total assets, as of September 30, 2011. Other investment securities, consisting of nonmarketable equity securities, were primarily carried at cost of ¥0.88 trillion at September 30, 2011, compared to ¥1.70 trillion at March 31, 2011. The decrease reflected the conversion of Morgan Stanley preferred stock into Morgan Stanley common stock which was reclassified from Other investment securities to Other assets as an investment in an equity method investee at September 30, 2011.

Deferred tax assets decreased ¥0.10 trillion from ¥1.29 trillion at March 31, 2011 to ¥1.19 trillion at September 30, 2011. This decrease was primarily due to a decrease in non-deductible allowance for credit losses, and the utilization of net operating loss carryforwards against our taxable income for the six months ended September 30, 2011.

Recent Developments

Exposures to Selected European Countries

In the six months ended September 30, 2011, several European countries, including Spain, Italy, Ireland, Portugal and Greece, have experienced severe weaknesses in their economic and fiscal situations. We are closely monitoring our exposures in these countries. The following table sets forth information about BTMU’s consolidated exposures as of September 30, 2011 to selected European countries, which include funded loans, trade finances, guarantees, lease receivables, unused commitments and certain securities, including sovereign bonds but excluding stocks. Exposures also exclude market risk transactions such as swap and option transactions, and reflect the effect of guarantees and insurances provided by third parties and parent companies covering relevant credit and transfer risks. At September 30, 2011, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries. The information below is for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in case of a subsidiary located in a country different from that in which its parent company is located, the country exposures is determined based on the country in which the subsidiary is located.

Exposures (BTMU consolidated)(1)(2)
September 30, 2011
(Approximate in billions)
Spain	$6.4
Italy	5.4
Ireland	0.3
Portugal	0.6
Greece	0.3

Total	$13.0

Notes:

(1)	Exposures include funded loans, trade finances, guarantees, lease receivables, unused commitments and certain securities, including sovereign bonds but excluding stocks. Exposures also exclude market risk transactions such as swap and option transactions.

(2)	We monitor the risk exposure to each of the above countries reflecting the effect of guarantees or insurances from third parties or parent companies covering relevant credit and transfer risks.

As of September 30, 2011, BTMU on a consolidated basis had a total of $13.0 billion exposures, excluding stocks and market risk transactions, to the selected European countries identified in the table above. BTMU’s exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. BTMU’s exposures to Spain and Italy mainly related to the infrastructure sector, such as electricity, gas and telecommunications. BTMU’s loan-related exposures, excluding market risk transactions, to financial institutions in those countries were limited and therefore not material.

The following table sets forth MUFG’s consolidated balance, at a face value, of sovereign bonds issued by selected European countries as of September 30, 2011. The information below is for internal risk management purposes only, and not for financial accounting purposes.

Balance of sovereign bonds (MUFG consolidated)
September 30, 2011
(Approximate in billions)
Spain	$0.9
Italy	3.2
Ireland	—
Portugal	0.0
Greece	—

Total	$4.1

As of September 2011, we had a total balance, at face value, of $4.1 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Irish or Greek government bonds and a small balance of Portuguese government bonds held in our trading accounts, all of which were hedged, as of September 30, 2011. Approximately three-quarters of our Spanish and Italian government bonds were held in our trading accounts as of September 30, 2011.

Update on Investment in Morgan Stanley

Pursuant to an agreement we entered into with Morgan Stanley in April 2011, we converted all of the Morgan Stanley convertible preferred stock that we previously held into Morgan Stanley common stock on June 30, 2011. Under the terms of the transaction, we exchanged convertible preferred stock with a face value of approximately $7.8 billion and a 10% per annum dividend for approximately 385 million shares of Morgan Stanley common stock, including approximately 75 million additional shares of Morgan Stanley common stock, resulting from the adjustment to the conversion rate pursuant to the agreement. The adjustment to the conversion rate was recognized as a gain of $1.7 billion, or ¥139 billion, and included in interest income on investment securities for the six months ended September 30, 2011. We have also appointed a second representative to Morgan Stanley’s board of directors. This conversion further strengthens the global strategic alliance between Morgan Stanley and us.

As a result of the conversion, we hold approximately 22.4% of the common shares in Morgan Stanley based on the number of shares of common stock of Morgan Stanley outstanding as of September 30, 2011, and our investment in Morgan Stanley common stock was included in Other assets as an investment in an equity method investee at September 30, 2011. Prior to the conversion, our investment in Morgan Stanley common stock represented 3.0% of the common shares in Morgan Stanley and was included in investment securities available for sale, and our Morgan Stanley convertible preferred stock was included in Other investment securities.

We adopted the equity method of accounting for our investment in Morgan Stanley for the six months ended September 30, 2011. Our investments, results of operations and retained earnings have been adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during the previous reporting periods covered by this Report. Our retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011.

As a result of the decline in the quoted market price of Morgan Stanley after the conversion, we recognized an impairment loss of ¥579 billion on our investment in Morgan Stanley, which was included in equity in losses of equity method investees, for the six months ended September 30, 2011.

For further information, see Notes 2 and 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Securities Joint Venture with Morgan Stanley

As part of our strategic alliance with Morgan Stanley, we have conducted securities operations in Japan in collaboration with Morgan Stanley through a joint ownership structure. In May 2010, Morgan Stanley and we integrated our respective Japanese securities companies by forming securities joint ventures. We converted the wholesale and retail securities businesses in Japan conducted by the former Mitsubishi UFJ Securities Co., Ltd., or MUS, into Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS. Morgan Stanley contributed its Japanese investment banking operations conducted by its former wholly-owned subsidiary, Morgan Stanley Japan Securities Co., Ltd., or Morgan Stanley Japan, to MUMSS. Morgan Stanley Japan was renamed Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the companies are held through intermediate holding companies. MUMSS and MSMS collaborate in providing capital markets services to investment banking clients of MUFG and Morgan Stanley and in offering a wide range of products and services, including Morgan Stanley’s global products and services to our retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies have continued to offer products and services in sales, trading and research areas separately. Per the shareholders’ agreement between Morgan Stanley and us, to the extent that losses incurred by MUMSS or MSMS result in a requirement to restore its capital, the controlling shareholder is solely responsible for providing additional capital to a minimum level and the noncontrolling shareholder is not obligated to contribute additional capital.

In April 2011, our wholly owned intermediate holding company for the securities business, MUSHD, acquired all of the shares newly issued by MUMSS through a third-party allotment for ¥30 billion to restore and improve MUMSS’ capital following MUMSS’ losses from its fixed-income position trading business. The new MUMSS shares have no voting rights and do not change the proportion of voting interests in MUMSS or change the right to participate in MUMSS’ earnings. In order to reflect the existing 60% economic interest in MUMSS after our capital contribution, 40% of the new share issuance, or ¥12 billion, was recognized as an increase in noncontrolling interest and a reduction of capital surplus, given that the rights to participate in the residual assets of MUMSS will be distributed to us and Morgan Stanley in proportion to our percentage ownership interests.

In October 2011, MUMSS implemented an early retirement program to reduce expenditures and improve operating performance. MUMSS is currently evaluating the impact of the early retirement program and expects to record employee termination expenses of approximately ¥20 billion in the second half of the fiscal year. In November 2011, MUMSS issued ¥45 billion of additional shares through a third-party allotment to us and Morgan Stanley in order to restore its capital adversely affected by these expenses and to bolster its capital base in anticipation of future regulatory capital changes. Subsequent to the third-party allotment transactions relating to MUMSS shares, we continue to hold a 60% economic interest and a 60% voting interest in MUMSS while Morgan Stanley continues to hold the remaining 40% economic interest and 40% voting interest in MUMSS.

For further information, see Notes 2 and 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Effects of the Great East Japan Earthquake

On March 11, 2011, the northern region of Japan experienced a major earthquake and ensuing tsunami, which caused significant property damage in the region. The ensuing accidents at the Fukushima Daiichi Nuclear Power Plant continue to cause supply chain disruptions with respect to parts and supplies manufactured in the affected region. The nation-wide electricity supply shortages posed challenges to the recovery efforts during the summer of 2011, and further electricity supply shortages are expected in some regions of Japan during the winter of 2011 and 2012. Legislative measures have been adopted in response to the earthquake and nuclear accidents, including the Act to Establish the Nuclear Damage Compensation Facilitation Corporation as well as the tax reform legislation to fund recovery efforts. The effectiveness and impact of these legislative measures are uncertain at this time. We have not identified an event that would require us to record a significant charge to earnings as of September 30, 2011 but intend to continue to monitor relevant developments. For further information on the tax reform legislation, see “Financial Condition—Deferred Tax Assets.”

Update on Proposed Acquisition of The Royal Bank of Scotland Group’s Project Finance Related Assets

In December 2010, we entered into a sale and purchase agreement with The Royal Bank of Scotland Group plc, or RBS, to acquire from RBS approximately £3.3 billion of project finance related assets consisting of loans for natural resource, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets. In connection with this acquisition, we also agreed to acquire associated derivatives through one of our subsidiaries, Mitsubishi UFJ Securities International plc (London). The transaction contemplated by the agreement is being completed on an asset by asset basis, and we have acquired more than 90% of the assets as of September 30, 2011.

Redemption of Preferred Securities Issued by an Overseas Special Purpose Company

In July 2011, we redeemed a total of ¥120 billion of non-cumulative and non-dilutive perpetual preferred securities issued by a special purpose company in the Cayman Islands called MUFG Capital Finance 3 Limited. These securities were previously accounted for as part of our Tier I capital as of March 31, 2011.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

During the six months ended September 30, 2011, the Japanese economy demonstrated modest recovery from the Great East Japan Earthquake with annualized quarter on quarter real GDP growth rate for the July-September 2011 period of 5.6%, a return to positive growth for the first time in three quarters. However, the Indices of All Industrial Activity (excluding the agriculture, forestry and fishery sectors) showed that the overall growth in the July-September 2011 period was attributable to growth in July 2011, partially offset by subsequent declines in August and September 2011. Other major indices such as the Industrial Production Index, which stalled short of pre-earthquake levels as of September 30, 2011, also indicated weakness in the economy in the latter half of the third calendar quarter of 2011. The Japanese economy is expected to remain stagnant. For example, on December 22, 2011, the Cabinet Office revised its forecast of Japan’s real GDP growth rate for the year ending March 31, 2012 to negative 0.1% from the previously announced growth rate of positive 0.5%.

Reflecting the weak overseas economies, mainly in Europe, and the Japanese yen appreciation, Japanese export volume flattened in July and August 2011, and decreased 5.0% and 2.7% month over month in October and November 2011, respectively.

Domestic industrial production has fluctuated since the summer of 2011 and machinery orders plunged both in September and October 2011, reflecting the weakness in exporting industries. Although reconstruction demand is expected in connection with the Japanese government’s third supplementary budget approved in November 2011, further appreciation of the Japanese yen and weakening of the global economy remain major concerns.

The unemployment rate in Japan improved 0.3 percentage points quarter on quarter in the July-September 2011 period to 4.4%, excluding the prefectures impacted severely by the Great East Japan Earthquake. The number of unemployed individuals also declined for the third straight quarter. Overall, the long-term deterioration of employment conditions was partially mitigated by the recent policy measures, such as easing the conditions imposed by the government for employment subsidies to companies, as well as companies electing to reduce work hours rather than employees.

Japan’s real private consumption rose at an annualized rate of 3.0% quarter on quarter in the July-September 2011 period, showing higher growth than the 1.1% annualized quarter on quarter growth rate in the April-June 2011 period. By item, consumption of durable goods rose at an annualized rate of 28.7% quarter on quarter in the July-September 2011 period, while non-durable goods and services increased at an annualized rate of 6.7% and 0.6% quarter on quarter, respectively, in the same period. Increased supply of automobiles as the supply chain recovered, and stronger demand for home electric appliances and clothing due to energy conservation efforts in response to the electricity supply shortages supported the growth in private consumption. The growth in private consumption, however, may not be sustainable since the consumption composite index remained lower than pre-earthquake levels on a declining trend, though slightly, over the July-September 2011 period.

The consumer price index, excluding fresh foods, in Japan turned positive (+0.2%) in the third calendar quarter of 2011 for the first time in eleven quarters, reflecting some temporary volatility factors, such as rising energy prices, a cigarette tax increase, higher casualty insurance premiums, and rising clothing and shoe prices.

In the October 2010 Monetary Policy Board meeting, the Bank of Japan agreed to introduce comprehensive monetary easing measures that include unconventional measures, such as purchases of risk assets. Under the comprehensive monetary easing policy, the Bank of Japan clarified a timeframe based on its understanding of medium to long-term price stability and indicated that it is likely to maintain virtually zero interest rates until consumer prices can be expected to rise by approximately 1% year on year. The Bank of Japan has maintained a very low policy rate (uncollateralized overnight call rate) ranging between 0.00% and 0.10% in an effort to lift the economy out of deflation since December 2008, while increasingly supplying funds through its comprehensive monetary easing operations. In line with the comprehensive monetary easing policy, at a monetary policy meeting on October 27, 2011, the Bank of Japan increased its risk asset purchase funds by raising the limit of long-term government bond purchases from ¥5 trillion to ¥9 trillion based on its determination that the economic downside risk had increased due to the persistently strong Japanese yen.

Euro-yen 3-month TIBOR fell to approximately 0.33% as of December 30, 2011, the lowest level since 2006. The yield on the benchmark long-term Japanese Government Bond, or JGB (10-year newly issued JGB), remained at low levels of around 1.0% due to risk aversion in response to the European sovereign debt problem, while some major credit rating agencies lowered the Japanese government’s credit rating in 2011.

The following chart shows the interest rate trends in Japan since April 2010:

With regard to the Japanese stock market, the closing price of the Nikkei Stock Average decreased from ¥9,708.39 at April 1, 2011 to ¥8,700.29 at September 30, 2011. After going up to approximately ¥10,100 in mid-late July 2011, the Nikkei Stock Average decreased to the mid ¥8,500 level in September 2011 and remained weak at around the same level through mid-December 2011. The weakness in stock prices reflected the general sentiment of risk aversion and uncertainty surrounding the economy, affected by multiple factors such as the European sovereign debt problems, the possibility of global economic recession, and the appreciation of the Japanese yen which negatively impacted the Japanese export industry.

The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, similarly fluctuated from April 2011 through early December 2011 due to the same reasons as those for the Nikkei Stock Average. The TOPIX generally maintained an upward trend until it reached around 870 in early July 2011, and then decreased to almost 750 in late August 2011, and remained at around the same level through early December 2011. As of January 10, 2012, the closing price of the Nikkei Stock Average was ¥8,422.26 and that of the TOPIX was 731.93. The following chart shows the daily closing price of the Nikkei Stock Average since April 2010:

Reflecting the general sentiment of risk aversion and the globally low interest rate environment, the Japanese yen has appreciated against other currencies, especially against the US dollar, from April 1, 2011 through September 30, 2011, from ¥83.67 to US$1 on April 1, 2011 to ¥76.70 to US$1 on September 30, 2011. This trend continued through early December 2011 despite the Bank of Japan’s efforts to mitigate the trend. On October 31, 2011, after the Japanese yen appreciated to the ¥75 to US$1 level, the Japanese government and the Bank of Japan intervened by selling Japanese yen and buying US dollars. Although it was the fourth intervention by the Japanese government and the Bank of Japan since July 2011, it resulted in only a temporary depreciation of the Japanese yen to the ¥79 to US$1 level, after which the Japanese yen appreciated again to the ¥77 to US$1 level.

As of January 10, 2012, the Japanese yen stood at ¥76.86 to US$1. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2010:

Based on a survey of land prices by the Japanese government, the average residential land price in Japan declined by 3.2% between July 1, 2010 and July 1, 2011. The average commercial land price in Japan also declined by 4.0% during the same period. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, the average residential land price declined by 1.7% between July 1, 2010 and July 1, 2011, while the average commercial land price in those areas declined by 2.2% during the same period. Looking into the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price continued to decline for the seventh consecutive year, with the rate of decline between July 1, 2010 and July 1, 2011 being 3.7%, and the average commercial land price also continued to decline for the eighth consecutive year, with the rate of decline between July 1, 2010 and July 1, 2011 being 4.8%.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from January 2011 to November 2011 was approximately 10,500, a decrease of 1.9% from the same period of the previous year. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s policies to stimulate the Japanese economy and to facilitate financing for Small and Medium-Sized Enterprises. The aggregate amount of liabilities subject to bankruptcy filings from January 2011 to November 2011 was approximately ¥3.1 trillion, excluding financial institution bankruptcy filings. The amount was particularly high in the same period of the prior year because of the corporate reorganization filings by the Japan Airlines group companies in January 2010, the largest bankruptcy filing in Japanese history. As a result, the aggregate amount of liabilities subject to bankruptcy filings decreased approximately 53.2% compared to the same period of the previous year.

International Financial Markets

With respect to the international financial and economic environment, the US economy showed some improvement in the third quarter of calendar year 2011 with the annualized real GDP growth rate of 2.0% quarter on quarter, as compared to that of the second quarter of 1.3%. The improvement was supported by multiple factors, including the 2.3% annualized quarter on quarter growth in consumer spending, which accounts for approximately 70% of the US GDP. The increase in consumer spending was mainly due to an increase in spending in services such as healthcare spending and durable goods such as vehicles, partially offset by weaker growth in household disposable income representing an annualized quarter on quarter growth rate of 0.2% in the third quarter of calendar year 2011, compared to 2.8% in the immediately preceding quarter. Capital expenditures also increased at an annualized quarter on quarter growth rate of 14.8% due mainly to an increase in investments in machinery and software, contributing to the real GDP growth.

However, major equity market indices, such as the Dow Industrial Average, were lower at the end of the third quarter of calendar year 2011 compared to those at the beginning of the year, reflecting investors’ concerns over the European sovereign debt crisis, the potential threat of a double-dip recession in the US economy and the weaker growth in economies in emerging markets, all of which amplified investors’ risk aversion from equity investments.

According to the US Bureau of Labor Statistics, the US unemployment rate has been fluctuating around the 9% range since early 2011, which was lower than the cyclical high at 10.1% in October 2009. The unemployment rate in November 2011 was 8.6%, which was the lowest since March 2009.

In October 2011, the core CPI (consumer price index for all items less food and energy) inflation rate increased 0.1% as compared with that of the previous month mainly due to relatively higher growth in residential, healthcare and clothing spending, which was partially offset by declines in spending on new and used cars and recreational spending. The core CPI inflation rate was generally on a declining trend in the third quarter of calendar year 2011, after increasing noticeably in the first half of the year, reflecting in part higher prices for some commodities and imported goods as well as shortages of several popular models of automobiles.

With the state of the US economy lacking strong evidence of sustained growth and the US unemployment rate remaining high, the Federal Reserve System has kept in place its zero-interest rate policy—a policy to maintain the federal funds target rate between zero and 0.25%. In November 2011, the Federal Open Market Committee, or the FOMC, reconfirmed its monetary policy, which was announced in September 2011, under which the FOMC will maintain the zero interest rate policy until mid 2013 and implement the so-called twist operation through which the FOMC will purchase $400 billion of long-term US treasury securities and sell an equal amount of short-term treasury securities to lower long-term interest rates and to support sustained economic growth.

Concerns over the Eurozone economy going into recession, exacerbated by the sovereign debt crisis, have persisted throughout the third quarter of calendar year 2011. Eurozone real GDP growth in the third calendar quarter was weak, up only by 0.2% quarter on quarter. Growth in Germany and France was relatively strong, up by 0.5% quarter on quarter and 0.4% quarter on quarter, respectively, while growth in Eurozone peripheral countries continued to contract. Growth in new orders for the manufacturing sector in the Eurozone slowed down sharply in recent months, while the purchasing manager’s index in the sector has remained below 50 since August 2011, indicating a contracting economy. The Eurozone consumer confidence index deteriorated in October 2011 for the fourth consecutive month to 19.9, the lowest level since August 2009.

In addition, Eurozone countries increased fiscal austerity as the sovereign debt problems deepened. For example, France announced large-scale austerity measures in November 2011 in order to maintain its AAA credit rating, while the Italian government announced austerity measures in the third quarter of calendar year 2011, followed by the announcement of further cuts on public spending by the Monti government in December 2011. Total Eurozone fiscal austerity is expected to amount to 1.6% of the estimated GDP in 2011.

Reflecting the weak economic prospects and consumer sentiment, retail sales in the Eurozone countries in September 2011 decreased 1.2% year on year, compared to negative growth in August 2011 of 0.1% year on year, particularly impacted by the contracting sales in peripheral European countries. The Eurozone consumer price index remained high at 3.0% year on year in October 2011, the highest level since 2008.

The employment condition in the Eurozone countries has been generally weaker than that in the United States, with the unemployment rate in the Eurozone countries reaching 10.3% in October 2011.

Major continental European equity market indices, such as the DAX, fell high teens from the beginning of 2011, reflecting investors’ risk aversion to and weaker confidence in sovereign debt, especially in Greece and Italy and other peripheral European countries, and the magnitude of the aggregate sovereign debt exposures to these countries.

In response to the inflationary pressure increasing throughout the first half of calendar year 2011, the European Central Bank, or the ECB, raised its benchmark interest rate from 1.00% to 1.25% in April 2011 and from 1.25% to 1.50% in July 2011, which was subsequently lowered to 1.25% in November 2011 and to 1.00% in December 2011 to counter recessionary pressure and to stimulate the economy.

In addition to lowering the benchmark interest rate, the recent ECB initiatives to support the European economy included the ECB’s decisions to provide banks with longer-term secured loans with maturities up to 13 months, and to buy €40 billion of covered bonds, which are one of the major sources of funds for banks, in the European market. These initiatives were augmented by the Eurozone summit’s agreement on October 26, 2011 on a comprehensive strategy to counter the debt crisis. The agreement included (1) greater support from the private sector on the Greek debt with a 50% principal debt discount, (2) the enhancement of the leverage capacity of the European Financial Stability Facility to €1.0 trillion from €0.44 trillion, and (3) the imposition of stricter capital requirements on banks requiring a Core Tier1 ratio of 9%, an increase from 5% previously. In the meantime, the sovereign debt crisis in Europe has resulted in analysts and commentators speculating and discussing the future of the euro and the Eurozone.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses on loans and off-balance sheet credit instruments, an impairment of investment securities, the allowance for repayment of excess interest, the valuation allowance for deferred tax assets, tax reserves, the accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, the valuation of financial instruments, and the fair value hierarchy. For a further discussion of our critical accounting estimates, see our Form 20-F for the fiscal year ended March 31, 2011.

Prior to the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS, our consumer finance subsidiary, had estimated the allowance for repayment of excess interest based primarily on historical reimbursement rates of excess interest. During the second half of the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data following various legal and industry developments that occurred during the fiscal year.

We evaluate the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. At September 30, 2011, we reevaluated the useful lives of our intangible assets related to our customer relationships from fund contracts, which had been previously recorded as intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the US treasury bonds’ credit rating, the downward trend of customer assets under management, which was previously on an upward trend, is not expected to recover in the near future and therefore is no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, we reclassified our intangible assets related to the customer relationships of ¥42.2 billion from intangible assets not subject to amortization to those subject to amortization. For the details of these intangible assets, see Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions)
Interest income	¥1,290.9	¥1,358.2
Interest expense	342.0	324.2

Net interest income	948.9	1,034.0

Provision for credit losses	186.3	89.3
Non-interest income	1,361.6	608.8
Non-interest expense	1,173.9	1,159.5

Income before income tax expense	950.3	394.0
Income tax expense	370.0	198.8

Net income before attribution of noncontrolling interests	¥580.3	¥195.2
Net income (loss) attributable to noncontrolling interests	(2.6)	4.2

Net income attributable to Mitsubishi UFJ Financial Group	¥582.9	¥191.0

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥191.0 billion for the six months ended September 30, 2011, a decrease of ¥391.9 billion from ¥582.9 billion for the six months ended September 30, 2010. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2011 was ¥12.82, a decrease from ¥40.31 for the six months ended September 30, 2010. Income before income tax expense for the six months ended September 30, 2011 was ¥394.0 billion, a decrease of ¥556.3 billion from ¥950.3 billion for the six months ended September 30, 2010.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010		2011
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥131,403.6	1.20%	¥128,879.2	1.11%
Foreign	49,624.9	2.02	52,315.5	2.44

Total	¥181,028.5	1.42%	¥181,194.7	1.50%

Financed by:
Interest-bearing liabilities:
Domestic	¥125,784.5	0.30%	¥128,686.3	0.26%
Foreign	35,490.7	0.84	33,932.1	0.91

Total	161,275.2	0.42	162,618.4	0.40
Non-interest-bearing liabilities	19,753.3	—	18,576.3	—

Total	¥181,028.5	0.38%	¥181,194.7	0.36%

Interest rate spread		1.00%		1.10%
Net interest income as a percentage of total interest-earning assets		1.05%		1.14%

Net interest income for the six months ended September 30, 2011 was ¥1,034.0 billion, an increase of ¥85.1 billion from ¥948.9 billion for the six months ended September 30, 2010. The increase in our net interest income mainly reflected the recognition as interest income of the ¥139 billion gain realized from the adjustment to the conversion rate associated with our conversion of Morgan Stanley preferred stock into Morgan Stanley common stock, partially offset by a decrease in interest income from domestic loans mainly due to lower interest rates. In Japan, the Bank of Japan has implemented monetary easing policies and maintained its “zero interest rate” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets decreased more than the decrease in the average interest rate on domestic interest-bearing liabilities.

Inclusive of the gain associated with the conversion of our Morgan Stanley preferred stock and the related preferred dividends, the average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) increased 0.1 percentage points from 1.00% for the six months ended September 30, 2010 to 1.10% for the six months ended September 30, 2011. For the six months ended September 30, 2011, compared to the same period of the prior year, the average rate on interest-bearing liabilities decreased 0.02 percentage points to 0.40% from 0.42%, while the average interest rate on interest-earning assets increased 0.08 percentage points to 1.50% from 1.42%, which resulted in the overall increase in the average interest rate spread. Consequently, net interest income increased ¥85.1 billion, although the average balance of interest-earning assets remained almost unchanged.

Exclusive of the gain associated with the conversion and the related preferred dividends, the average interest rate spread decreased 0.02 percentage points from 0.97% for the six months ended September 30, 2010 to 0.95% for the six months ended September 30, 2011. If the Bank of Japan continues to maintain its zero interest rate policy as well as other monetary easing policies, our interest rate spread on domestic loans will likely continue to be under severe pressure. Moreover, if additional monetary easing policies are adopted in the United States and European countries, our interest rate spread on foreign loans may also be negatively impacted.

Average interest-earning assets for the six months ended September 30, 2011 were ¥181,194.7 billion, an increase of ¥166.2 billion from ¥181,028.5 billion for the six months ended September 30, 2010. Domestic interest-earning assets decreased ¥2,524.4 billion mainly due to a ¥3,804.7 billion decrease in domestic loans, partially offset by a ¥1,359.8 billion increase in domestic investment securities. The decrease in domestic interest earning assets was more than offset by a ¥2,690.6 billion increase in foreign interest-earning assets, which mainly reflected an increase in foreign loans of ¥1,222.3 billion and an increase in foreign deposit of ¥954.9 billion.

Average interest-bearing liabilities for the six months ended September 30, 2011 were ¥162,618.4 billion, an increase of ¥1,343.2 billion from ¥161,275.2 billion for the six months ended September 30, 2010. The increase was primarily attributable to an increase in other short-term borrowings and trading account liabilities of ¥3,287.8 billion, partially offset by decreases in domestic and foreign interest-bearing deposits by ¥1,043.7 billion and 1,081.9 billion, respectively. The impact of the increase in the average balance of interest-bearing liabilities was more than offset by the impact of the decrease in the average interest rate during the period, resulting in a decrease in interest expense of ¥17.8 billion for the six months ended September 30, 2011 compared to that for the six months ended September 30, 2010.

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Allowance policy.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions)
Fees and commissions income:
Trust fees	¥50.3	¥48.3
Fees on funds transfer and service charges for collections	71.2	69.9
Fees and commissions on international business	29.0	28.0
Fees and commissions on credit card business	72.6	75.2
Service charges on deposits	12.0	9.4
Fees and commissions on securities business	66.7	62.6
Fees on real estate business	10.2	10.2
Insurance commissions	14.1	16.0
Fees and commissions on stock transfer agency services	26.9	26.0
Guarantee fees	33.4	30.1
Fees on investment funds business	66.2	67.4
Other fees and commissions	105.0	105.7

Total	557.6	548.8

Foreign exchange gains—net	175.1	67.8
Trading account profits—net:
Net profits on interest rate and other derivative contracts	192.3	145.0
Net profits on trading account securities, excluding derivatives	293.7	304.2

Total	486.0	449.2

Investment securities gains (losses)—net:
Net gains on sales of securities available for sale:
Debt securities	107.8	113.2
Marketable equity securities	58.0	17.2
Impairment losses on securities available for sale:
Debt securities	(12.6)	(7.3)
Marketable equity securities	(59.1)	(149.5)
Other	11.7	7.2

Total	105.8	(19.2)
Equity in losses of equity method investees	(44.6)	(515.4)
Other non-interest income	81.7	77.6

Total non-interest income	¥1,361.6	¥608.8

Non-interest income for the six months ended September 30, 2011 was ¥608.8 billion, a decrease of ¥752.8 billion from ¥1,361.6 billion for the six months ended September 30, 2010. This decrease was mainly attributable to equity in losses of equity method investees of ¥515.4 billion, primarily reflecting other than temporary impairment losses of ¥579.5 billion on our investments in Morgan Stanley as the quoted market price of Morgan Stanley common stock declined during the period, in light of the uncertain global economic environment and increasing regulatory challenges. Other factors that contributed to the decrease in non-interest income included a ¥90.4 billion increase in impairment losses on marketable equity securities available for sale, and a ¥107.3 billion decrease in net foreign exchange gains.

Fees and commissions income

Fees and commission income for the six months ended September 30, 2011 was ¥548.8 billion, a decrease of ¥8.8 billion from ¥557.6 billion for the six months ended September 30, 2010. This decrease was primarily due to a decrease of ¥4.1 billion in fees and commissions on the securities business reflecting weak equity and bond market activity, a decrease of ¥3.3 billion in guarantee fees reflecting weak demand in domestic markets both from individual and corporate customers, and a decrease of ¥2.6 billion in service charges on deposits, reflecting lower overdraft volumes resulting from changes in customer behavior and the impact of changes in fee-related regulations in the United States restricting banks’ abilities to charge overdraft service fees on some retail customer transactions. These decreases were, partially offset by a ¥2.6 billion increase in fees and commissions on the credit card businesses and a ¥1.2 billion increase in fees on the investment funds business as the overall transaction volume increased through our ongoing promotional efforts, particularly at our commercial banking and trust banking subsidiaries.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions)
Foreign exchange gains (losses)—net:
Foreign exchange derivative contracts	¥158.6	¥46.4
Foreign exchange gains other than derivative contracts	860.0	1,028.3
Foreign exchange losses related to the fair value option	(843.5)	(1,006.9)

Total	¥175.1	¥67.8

Net foreign exchange gains for the six months ended September 30, 2011 were ¥67.8 billion, a decrease of ¥107.3 billion from ¥175.1 billion for the six months ended September 30, 2010. During the six months ended September 30, 2011, the Japanese yen further appreciated against the US dollar from ¥83.67 to US$1 at April 1, 2011 to ¥76.70 to US$1 at September 30, 2011. Gains on foreign exchange derivative contracts decreased due to the appreciation of the Japanese yen adversely affecting our positions in foreign currency derivative contracts. Foreign exchange gains other than derivative contracts increased for the six months ended September 30, 2011 compared to the same period of the prior year, mainly due to translation gains on monetary liabilities denominated in foreign currencies. Foreign exchange losses related to the fair value option increased for the six months ended September 30, 2011 compared to the same period of the prior year, mainly due to translation losses on securities denominated in foreign currencies.

Net trading account profits (losses)

The following table sets forth the details of our trading account profits and losses for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥112.7	¥90.4
Equity contracts	102.1	45.8
Commodity contracts	(1.4)	12.7
Credit derivatives	(6.9)	7.8
Other	(14.2)	(11.7)

Total	¥192.3	¥145.0

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥(30.8)	¥(38.1)
Trading account securities under the fair value option	324.5	342.3

Total	¥293.7	¥304.2

Trading account assets or liabilities are carried at fair value and changes in the value of trading account assets or liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to application of certain accounting rules.

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits.

We generally do not separate for financial reporting purposes customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into the other side of transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) are comprised of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which relate to primarily trading purpose activities, primarily includes:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily constitute gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting treatments. Net profits (losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting treatments. For the details of the fair value option, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits for the six months ended September 30, 2011 were ¥449.2 billion, a decrease of ¥36.8 billion from ¥486.0 billion for the six months ended September 30, 2010. The decrease in net trading account profits was largely due to a ¥47.3 billion decrease in net profits on interest rate and other derivative contracts, partially offset by a ¥10.5 billion increase in net profits on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are comprised of interest rate contracts, equity contracts, commodity contracts, credit derivatives and others. The ¥47.3 billion decrease in net profits on interest rate and other derivative contracts were mainly attributable to a ¥56.3 billion decrease in equity contracts and a ¥22.3 billion decrease in interest rate contracts primarily due to valuation losses on equity derivative contracts and interest rate swap contracts reflecting the weak equity market and the low interest rate environment. The decreases in net profits on equity contracts and interest rate contracts were partially offset by a ¥14.7 billion increase in net profits on credit derivative contracts and a ¥14.1 billion increase in net profits on commodity contracts.

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net losses on trading account securities increased slightly from ¥30.8 billion for the six months ended September 30, 2010 to ¥38.1 billion for the six months ended September 30, 2011, mainly due to an increase in losses on valuation of foreign equity securities primarily impacted by the weak performance in the US equity market, and a decrease in gains on valuation and sales of domestic equity securities, as stock prices decreased during the period. Net profits on trading account securities under the fair value option increased from ¥324.5 billion for the six months ended September 30, 2010 to ¥342.3 billion for the six months ended September 30, 2011, mainly due to an increase in gains on valuation of foreign currency denominated debt securities at our trust banking subsidiary, resulting from a decrease in interest rates for foreign currency denominated trading account securities.

Net investment securities gains (losses)

Net investment securities losses of ¥19.2 billion were recorded for the six months ended September 30, 2011, compared to net investment securities gains of ¥105.8 billion for the six months ended September 30, 2010, mainly due to a ¥90.4 billion increase in impairment losses on marketable equity securities available for sale and a ¥40.8 billion decrease in net gains on sales of marketable equity securities available for sale, mainly reflecting the weak domestic equity market performance and general decline in stock prices throughout the period.

Equity in losses of equity method investees

Equity in losses of equity method investees for the six months ended September 30, 2011 was ¥515.4 billion, compared to ¥44.6 billion for the six months ended September 30, 2010. The losses for the six months ended September 30, 2011 mainly reflected impairment losses of ¥579.5 billion on our investments in Morgan Stanley as the quoted market price of Morgan Stanley common stock declined during the period, in light of the uncertain global economic environment and increasing regulatory challenges. For further information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions)
Salaries and employee benefits	¥437.7	¥443.7
Occupancy expenses—net	80.7	79.4
Fees and commission expenses	102.9	101.8
Outsourcing expenses, including data processing	97.5	94.9
Depreciation of premises and equipment	48.5	45.8
Amortization of intangible assets	109.9	105.3
Impairment of intangible assets	16.4	27.0
Insurance premiums, including deposit insurance	56.5	58.0
Communications	27.2	24.7
Taxes and public charges	33.4	31.7
Other non-interest expenses	163.2	147.2

Total non-interest expense	¥1,173.9	¥1,159.5

Non-interest expense for the six months ended September 30, 2011 was ¥1,159.5 billion, a decrease of ¥14.4 billion from ¥1,173.9 billion for the six months ended September 30, 2010. This decrease was primarily attributable to a ¥16.0 billion decrease in other non-interest expenses mainly reflecting a decrease in provision for repayment of excess interest at our consumer finance subsidiaries to nil for the six months ended September 30, 2011.

Salaries and employee benefits

Salaries and employee benefits for the six months ended September 30, 2011 were ¥443.7 billion, an increase of ¥6.0 billion from ¥437.7 billion for the six months ended September 30, 2010. This increase was mainly due to an increase in amortization expenses for the negative actuarial difference in pension and retirement benefits, partially offset by a net decrease in salary expenses relating to our securities subsidiary’s restructuring programs implemented for the fiscal year ended March 31, 2011.

Amortization of intangible assets

Amortization of intangible assets for the six months ended September 30, 2011 was ¥105.3 billion, a decrease of ¥4.6 billion from ¥109.9 billion for the six months ended September 30, 2010. The decrease was mainly due to a smaller base for amortization of core deposit intangibles to which we applied the declining balance method.

Impairment of intangible assets

Impairment of intangible assets for the six months ended September 30, 2011 was ¥27.0 billion, an increase of ¥10.6 billion from ¥16.4 billion for the six months ended September 30, 2010. This increase was mainly due to ¥8.3 billion of impairment on our contractual rights associated with a business alliance in the credit card business and ¥18.6 billion of impairment on customer relationships relating to fund contracts in the investment fund and trust operations, reflecting weak global economic conditions. At September 30, 2011, we reevaluated the useful lives of the intangible assets related to our customer relationships from fund contracts and determined that they no longer had indefinite useful lives. As a result of the reevaluation, we reclassified the intangible assets related to our customer relationships from intangible assets not subject to amortization to those subject to amortization, and recognized the impairment loss. For further information on the customer relationships, see Notes 1 and 5 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Other non-interest expenses

We maintain an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trends in borrowers’ demand for reimbursement, and management’s future forecasts. The allowance is recorded as a liability in other liabilities. At March 31, 2011 and September 30, 2011, the allowance was ¥136.9 billion and ¥114.9 billion, respectively. No provision for repayment of excess interest was recorded at our consumer finance subsidiaries for the six months ended September 30, 2011, as compared to ¥11.5 billion for the six months ended September 30, 2010, which was included in other non-interest expenses. For further information on the allowance, see Notes 1 and 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in billions, except percentages)
Income before income tax expense	¥950.3	¥394.0
Income tax expense	¥370.0	¥198.8
Effective income tax rate	38.9%	50.5%
Combined normal effective statutory tax rate	40.6%	40.6%

The combined normal effective statutory tax rate was 40.6% for the six months ended September 30, 2010 and 2011.

For the six months ended September 30, 2011, the effective income tax rate was 50.5%, which was 9.9 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This primarily reflected an increase in the valuation allowance for future deductible temporary differences recognized as a result of recording impairment losses on investments in equity method investees.

For the six months ended September 30, 2010, the effective tax rate was 38.9%, which was 1.7 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This primarily reflected a decrease in the valuation allowance based on the actual utilization of net operating loss carryforwards against our taxable income for the six months ended September 30, 2010.

On November 30, 2011, the Japanese Diet enacted tax reform laws, which will affect our income tax expenses as well as the recoverability of deferred tax assets and the realization of deferred tax liabilities recorded in our consolidated financial statements for future periods. For further information on the tax reform laws, see “Financial Condition—Deferred Tax Assets.”

Net Income (Loss) Attributable to Noncontrolling Interests

We recorded net income attributable to noncontrolling interests of ¥4.2 billion for the six months ended September 30, 2011, compared to a net loss attributable to noncontrolling interests of ¥2.6 billion for the six months ended September 30, 2010. The improvement was mainly attributable to income recorded in our consumer finance subsidiaries as compared to losses recorded for the six months ended September 30, 2010, due to provision for repayment of excess interest.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under US GAAP), foreign exchange gains (losses) and investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following four areas—Retail, Corporate, Trust Assets, and Global. Effective July 1, 2011, we added the Integrated Global Business Group as a fourth area by shifting most of our global operations mainly from the Integrated Corporate Banking Business Group to change the previous practice of each group entity’s individual promotion of global businesses to a more group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to more effectively provide our customers with value-added services outside Japan. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for our Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within our Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2010 and 2011, respectively.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank, N.A.), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UnionBanCal Corporation, or UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

For further information, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Our business segment information set forth in the following table is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Six months ended September 30, 2010
Net revenue:	¥683.7	¥450.0	¥78.0	¥154.9	¥141.2	¥296.1	¥399.1	¥(27.0)	¥1,879.9
Operating expenses	476.1	232.3	48.7	102.2	90.3	192.5	54.5	76.4	1,080.5

Operating profit (loss)	¥207.6	¥217.7	¥29.3	¥52.7	¥50.9	¥103.6	¥344.6	¥(103.4)	¥799.4

Six months ended September 30, 2011
Net revenue:	¥644.1	¥438.5	¥77.4	¥182.0	¥135.7	¥317.7	¥388.0	¥(17.8)	¥1,847.9
Operating expenses:	450.8	223.0	49.1	111.7	90.6	202.3	48.6	79.8	1,053.6

Operating profit (loss):	¥193.3	¥215.5	¥28.3	¥70.3	¥45.1	¥115.4	¥339.4	¥(97.6)	¥794.3

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥39.6 billion to ¥644.1 billion for the six months ended September 30, 2011 from ¥683.7 billion for the six months ended September 30, 2010. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue mainly reflected a decrease in revenues from deposits caused by lower interest rates or interest spreads and a decrease in interest income of consumer finance subsidiaries due to the current difficult operating environment resulting from the recent legal and regulatory changes in Japan.

Operating expenses of the Integrated Retail Banking Business Group decreased ¥25.3 billion to ¥450.8 billion for the six months ended September 30, 2011 from ¥476.1 billion for the six months ended September 30, 2010. The decrease in operating expenses mainly reflected a decrease in transaction volume at our consumer finance operations.

As a result of the foregoing, operating profit of the Integrated Retail Banking Business Group decreased ¥14.3 billion to ¥193.3 billion for the six months ended September 30, 2011 from ¥207.6 billion for the six months ended September 30, 2010.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥11.5 billion to ¥438.5 billion for the six months ended September 30, 2011 from ¥450.0 billion for the six months ended September 30, 2010. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net interest income, such as interest income on deposits and loans, partially offset by an increase in revenues from our investment banking operations.

Operating expenses of the Integrated Corporate Banking Business Group were ¥223.0 billion for the six months ended September 30, 2011, a decrease of ¥9.3 billion from ¥232.3 billion for the six months ended September 30, 2010.

As a result, operating profit of the Integrated Corporate Banking Business Group decreased ¥2.2 billion to ¥215.5 billion for the six months ended September 30, 2011 from ¥217.7 billion for the six months ended September 30, 2010.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥0.6 billion to ¥77.4 billion for the six months ended September 30, 2011 from ¥78.0 billion for the six months ended September 30, 2010. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products, such as pension trusts and investment trusts. The slight decrease in net revenue mainly reflected the continued difficult operating environment for the asset trust banking business, while the pension trust related businesses demonstrated relatively solid operating results. With the slight increase of ¥0.4 billion in operating expenses, the Integrated Trust Assets Business Group recorded operating profit of ¥28.3 billion, a decrease of ¥1.0 billion from ¥29.3 billion for the six months ended September 30, 2010.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥21.6 billion to ¥317.7 billion for the six months ended September 30, 2011 from ¥296.1 billion for the six months ended September 30, 2010. The increase in net revenue was mainly due to improved results from overseas operations across the geographic regions in which we operate, particularly those in Asia, partially supported by increased revenues from our overseas securities business. As a result of the increase in revenues, operating profits for the six months ended September 30, 2011 were ¥115.4 billion, an increase of ¥11.8 billion from ¥103.6 billion for the six months ended September 30, 2010, which was partially offset by a ¥9.8 billion increase in operating expenses due to increased overseas activities.

Global Markets

Net revenue of Global Markets decreased ¥11.1 billion to ¥388.0 billion for the six months ended September 30, 2011 from ¥399.1 billion for the six months ended September 30, 2010. The decrease in net revenue mainly reflected reduced profits associated with our asset and liability management, which generated particularly large profits for the six months ended September 30, 2010, and weak secondary market operations in our securities subsidiaries, partially offset by an increase in profits from investment management and securitization transactions. Operating expenses of the Global Markets decreased ¥5.9 billion to ¥48.6 billion for the six months ended September 30, 2011 from ¥54.5 billion for the six months ended September 30, 2010. As a result, operating profit of the Global Markets decreased ¥5.2 billion to ¥339.4 billion for the six months ended September 30, 2011, from ¥344.6 billion for the six months ended September 30, 2010.

Financial Condition

Total Assets

Our total assets at September 30, 2011 were ¥212.72 trillion, an increase of ¥9.87 trillion from ¥202.85 trillion at March 31, 2011. The increase in total assets mainly reflected increases in trading account assets of ¥5.96 trillion, receivables under securities borrowing transactions of ¥1.31 trillion, investment securities of ¥0.68 trillion, and call loans, funds sold, and receivables under resale agreements of ¥0.59 trillion and other assets of ¥2.74 trillion. These increases were partially offset by a decrease in net loans of ¥0.57 trillion.

Loan Portfolio

Loans are our primary use of funds. The average loan balance accounted for 49.3% of our average total interest-earning assets for the six months ended September 30, 2010 and 47.9% for the six months ended September 30, 2011. At September 30, 2011, our total loans were ¥86.92 trillion, representing a decrease of ¥0.58 trillion from ¥87.50 trillion at March 31, 2011.

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2011 and September 30, 2011, based on the classification by industry category as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2011	September 30, 2011
	(in billions)
Domestic:
Manufacturing	¥11,248.0	¥11,541.8
Construction	1,280.9	1,212.0
Real estate	11,660.8	11,233.9
Services	3,417.7	3,180.3
Wholesale and retail	8,443.6	8,266.4
Banks and other financial institutions(1)	3,421.4	3,274.1
Communication and information services	1,249.3	1,242.4
Other industries	8,410.1	8,165.7
Consumer	18,420.9	17,939.9

Total domestic	67,552.7	66,056.5

Foreign:
Governments and official institutions	516.6	528.8
Banks and other financial institutions(1)	3,565.5	3,799.0
Commercial and industrial	13,116.4	13,619.6
Other	2,853.7	3,014.0

Total foreign	20,052.2	20,961.4

Unearned income, unamortized premium—net and deferred loan fees—net	(102.9)	(101.0)

Total(2)	¥87,502.0	¥86,916.9

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥65.2 billion at March 31, 2011, and ¥50.7 billion at September 30, 2011, which are carried at the lower of cost or estimated fair value.

At September 30, 2011, our total loans were ¥86.92 trillion, a decrease of ¥0.58 trillion from ¥87.50 trillion at March 31, 2011. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at September 30, 2011 consisted of ¥66.06 trillion of domestic loans and ¥20.96 trillion of foreign loans, while the loan balance at March 31, 2011 consisted of ¥67.55 trillion of domestic loans and ¥20.05 trillion of foreign loans. Between March 31, 2011 and September 30, 2011, domestic loans decreased ¥1.49 trillion and foreign loans increased ¥0.91 trillion. The decrease in domestic loans was mainly due to a decrease in our loans outstanding to the consumer, real estate, other industries and services categories, which decreased ¥0.48 trillion, ¥0.43 trillion, ¥0.24 trillion and ¥0.24 trillion, respectively. The increase in foreign loans was mainly due to an increase in demand for loans from the commercial and industrial category during the six months ended September 30, 2011.

Changes in the allowance for credit losses and provision for credit losses

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2011 and for the six months ended September 30, 2010 and 2011:

	Fiscal year ended March 31,	Six months ended September 30,
	2011	2010	2011
	(in billions)
Balance at beginning of period	¥1,315.6	¥1,315.6	¥1,240.5
Provision for credit losses	292.0	186.3	89.3
Charge-offs:
Domestic	(338.3)	(191.6)	(102.4)
Foreign	(47.5)	(23.6)	(15.2)

Total	(385.8)	(215.2)	(117.6)
Recoveries	43.7	22.3	22.7

Net charge-offs	(342.1)	(192.9)	(94.9)
Others(1)	(25.0)	(14.7)	(6.7)

Balance at end of period	¥1,240.5	¥1,294.3	¥1,228.2

Note:

(1)	Others principally include losses (gains) from foreign exchange translation.

The provision for credit losses for the six months ended September 30, 2011 was ¥89.3 billion, a decrease of ¥97.0 billion from ¥186.3 billion for the six months ended September 30, 2010. The decrease in the provision for credit losses was mainly due to a decrease in the domestic provision for credit losses, primarily reflecting a smaller increase in restructured residential mortgage loans for the six months ended September 30, 2011 compared to the six months ended September 30, 2010, when we experienced a higher than usual increase in such restructured residential mortgage loans.

Charge-offs for the six months ended September 30, 2011 were ¥117.6 billion, a decrease of ¥97.6 billion from ¥215.2 billion for the six months ended September 30, 2010, primarily reflecting fewer bankruptcies or virtually bankruptcies and the resulting decrease in the amount of charge-offs subject to bankruptcies filings in the domestic category compared to the six months ended September 30, 2010.

The total allowance for credit losses at September 30, 2011 was ¥1,228.2 billion, a decrease of ¥12.3 billion from ¥1,240.5 billion at March 31, 2011, as we recorded a provision for credit losses of ¥89.3 billion while we had net charge-offs of ¥94.9 billion for the six months ended September 30, 2011. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

We have divided our allowance for loan losses into four portfolio segments—Commercial, Residential, Card and UNBC.

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances comprise (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the UNBC segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

For more information on our credit and borrower ratings, see “Item 11 Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2011.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2011 and September 30, 2011 are shown below:

At March 31, 2011:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	¥587.9	¥86.5	¥47.0	¥9.8	¥731.2
Collectively evaluated for impairment	277.1	76.7	35.3	85.2	474.3
Loans acquired with deteriorated credit quality	30.6	2.0	0.4	2.0	35.0

Allowance for credit losses total	¥895.6	¥165.2	¥82.7	¥97.0	¥1,240.5

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,341.7	¥300.8	¥150.7	¥55.2	¥1,848.4
Collectively evaluated for impairment	65,094.0	15,826.8	704.9	3,793.7	85,419.4
Loans acquired with deteriorated credit quality	119.5	22.4	16.5	113.5	271.9

Total loans(1)	¥66,555.2	¥16,150.0	¥872.1	¥3,962.4	¥87,539.7

Note:

(1)	Total loans in the above table do not include loans held for sale.

At September 30, 2011:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at end of period:
Individually evaluated for impairment	¥630.9	¥90.2	¥50.7	¥3.6	¥775.4
Collectively evaluated for impairment	245.6	76.4	28.2	61.8	412.0
Loans acquired with deteriorated credit quality	36.3	2.8	0.4	1.3	40.8

Allowance for credit losses total	¥912.8	¥169.4	¥79.3	¥66.7	¥1,228.2

Loans:
Balance at end of period:
Individually evaluated for impairment	¥1,405.3	¥315.5	¥151.7	¥38.5	¥1,911.0
Collectively evaluated for impairment	64,885.3	15,423.1	640.2	3,857.1	84,805.7
Loans acquired with deteriorated credit quality	118.5	21.5	15.4	95.1	250.5

Total loans(1)	¥66,409.1	¥15,760.1	¥807.3	¥3,990.7	¥86,967.2

Note:

(1)	Total loans in the above table do not include loans held for sale.

The total allowance for credit losses at September 30, 2011 was ¥1,228.2 billion, a decrease of ¥12.3 billion from ¥1,240.5 billion at March 31, 2011, due in part to the positive effect of a decrease in the balance of loans collectively evaluated for an impairment, and a decrease in the allowance ratio with respect to such loans reflecting updated information available to us, within the Commercial segment, despite an overall increase in the balance of impaired loans requiring an impairment allowance and the resulting increase in the total related allowance for impaired loans. For more information, see “—Impaired loans and impairment allowance” and “—Credit quality indicator” below.

The total allowance for credit losses represented 1.41% of our total loan portfolio at September 30, 2011, a decrease of 0.01 percentage points from 1.42% at March 31, 2011. The decrease in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the improved credit quality of the loan portfolio of the UNBC segment.

The total allowance for the Commercial segment at September 30, 2011 was ¥912.8 billion, an increase of ¥17.2 billion from ¥895.6 billion at March 31, 2011. The total allowance for the Residential segment at September 30, 2011 was ¥169.4 billion, an increase of ¥4.2 billion from ¥165.2 billion at March 31, 2011. The total allowance for the Card segment at September 30, 2011 was ¥79.3 billion, a decrease of ¥3.4 billion from ¥82.7 billion at March 31, 2011. The total allowance for the UNBC segment at September 30, 2011 was ¥66.7 billion, a decrease of ¥30.3 billion from ¥97.0 billion at March 31, 2011, primarily due to a decrease in the allowance collectively evaluated for impairment of ¥23.4 billion to ¥61.8 billion at September 30, 2011 from ¥85.2 billion at March 31, 2011. The decrease was primarily due to an improvement in the credit quality of the loan portfolio reflecting lower levels of criticized and nonaccrual loans between these two periods and lower loss factors.

For further information on the credit quality of UNBC’s loan portfolio, see “—Credit quality indicator” below.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments at March 31, 2011 and September 30, 2011. Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

	March 31, 2011	September 30, 2011
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥138.0	¥152.7
Construction	48.5	42.4
Real estate	152.3	137.3
Services	76.6	79.0
Wholesale and retail	172.7	194.0
Banks and other financial institutions	7.3	7.9
Communication and information services	33.2	38.3
Other industries	37.3	44.2
Consumer	321.8	307.6

Total domestic	987.7	1,003.4
Foreign	181.5	118.7

Total nonaccrual loans	1,169.2	1,122.1

Restructured loans:
Domestic:
Manufacturing	172.6	193.5
Construction	25.5	18.6
Real estate	79.0	90.3
Services	107.9	112.5
Wholesale and retail	116.4	137.8
Banks and other financial institutions	2.6	2.0
Communication and information services	27.7	24.2
Other industries	15.6	16.0
Consumer	253.4	270.5

Total domestic	800.7	865.4
Foreign	38.9	80.1

Total restructured loans	839.6	945.5

Accruing loans contractually past due 90 days or more:
Domestic	55.5	63.3
Foreign	0.2	0.2

Total accruing loans contractually past due 90 days or more	55.7	63.5

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,064.5	¥2,131.1

Total loans	¥87,502.0	¥86,916.9

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.36%	2.45%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥66.6 billion to ¥2,131.1 billion at September 30, 2011 from ¥2,064.5 billion at March 31, 2011. Similarly, the percentage of such nonperforming loans to total loans increased to 2.45% at September 30, 2011 from 2.36% at March 31, 2011.

Total nonaccrual loans were ¥1,122.1 billion at September 30, 2011, a decrease of ¥47.1 billion from ¥1,169.2 billion at March 31, 2011, mainly due to a decrease of ¥62.8 billion in foreign nonaccrual loans. The decrease in foreign nonaccrual loans was partially due to the change from the nonaccrual loan to the restructured loan of a large borrower in the governments and official institutions category. While domestic nonaccrual loans were ¥1,003.4 billion at September 30, 2011, an increase of ¥15.7 billion from ¥987.7 billion at March 31, 2011, changes in the amount and trend in each industrial category varied depending on the industrial and financial situation surrounding each industry category and various economic factors affecting each industry. In particular, nonaccrual loans increased ¥14.7 billion to ¥152.7 billion at September 30, 2011 from ¥138.0 billion at March 31, 2011 in the manufacturing category mainly due to the downgrade of a large corporate borrower, and ¥21.3 billion to ¥194.0 billion at September 30, 2011 from ¥172.7 billion at March 31, 2011 in the wholesale and retail category due in part to downgrade of a number of smaller borrowers.

Total restructured loans were ¥945.5 billion at September 30, 2011, an increase of ¥105.9 billion from ¥839.6 billion at March 31, 2011. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans increased ¥64.7 billion to ¥865.4 billion at September 30, 2011 from ¥800.7 billion at March 31, 2011 mainly due to increases in restructured loans in the wholesale and retail, manufacturing, consumer and real estate categories. Restructured loans in the wholesale and retail category increased ¥21.4 billion due in part to the downgrade of a number of smaller borrowers. While restructured loans in the manufacturing category also increased ¥20.9 billion, those in the consumer category increased ¥17.1 billion, and those in the real estate category increased ¥11.3 billion. Foreign restructured loans increased ¥41.2 billion to ¥80.1 billion at September 30, 2011 from ¥38.9 billion at March 31, 2011 mainly due to the change from the nonaccrual loan to the restructured loan of a large borrower in the governments and official institutions category as mentioned in the preceding paragraph.

We from time to time provide additional loans, equity capital or other forms of support, including repayment extensions, reductions in applicable interest rates, forbearance of exercising our rights as a creditor, or forgiveness of loans, to borrowers classified as nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, based on our internal policy, in order to facilitate their restructuring and revitalization efforts. We decide whether to grant additional financial support to those borrowers on a case by case basis. Factors that affect our decision include the prospects of those borrowers recovering their ability to service their debt to an extent where they are reasonably expected to be reclassified as normal borrowers in the future, as a result of an improvement in the operations and financial condition of those borrowers. All loans subject to modifications, restructuring and other concessions are categorized as nonaccrual or restructured loans.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans by class at March 31, 2011:

	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
At March 31, 2011:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
			(in billions)
Commercial
Domestic	¥943.1	¥265.0	¥1,208.1	¥1,282.9	¥521.7
Manufacturing	257.4	45.0	302.4	311.3	139.5
Construction	51.1	22.2	73.3	78.0	31.6
Real estate	118.8	64.1	182.9	207.4	56.1
Services	136.7	36.1	172.8	186.9	68.9
Wholesale and retail	235.7	49.3	285.0	295.1	144.0
Banks and other financial institutions	3.6	6.3	9.9	12.0	1.7
Communication and information services	45.4	12.6	58.0	59.5	26.4
Other industries	43.0	8.2	51.2	52.0	30.9
Consumer	51.4	21.2	72.6	80.7	22.6
Foreign-excluding UNBC	132.4	1.2	133.6	134.3	66.1
Loans acquired with deteriorated credit quality	37.1	0.1	37.2	60.8	11.8
Residential	277.7	29.5	307.2	393.7	87.5
Card	150.0	1.8	151.8	173.6	47.0
UNBC	51.5	3.7	55.2	68.4	9.8

Total(2)	¥1,591.8	¥301.3	¥1,893.1	¥2,113.7	¥743.9

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥4.7 billion at March 31, 2011.

The following table shows information about impaired loans by class at September 30, 2011 and average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2011:

	At September 30, 2011					Six months ended September 30, 2011
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance	Average Recorded Loan Balance	Recognized Interest Income
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
				(in billions)
Commercial
Domestic	¥1,013.9	¥261.6	¥1,275.5	¥1,346.5	¥559.3	¥1,241.7	¥10.9
Manufacturing	289.7	45.5	335.2	349.9	156.5	318.8	3.2
Construction	37.9	22.6	60.5	67.9	22.1	66.9	0.7
Real estate	121.4	53.1	174.5	192.1	55.5	178.7	1.2
Services	142.4	36.5	178.9	190.6	71.9	175.8	1.7
Wholesale and retail	266.2	59.5	325.7	333.4	163.9	305.3	2.8
Banks and other financial institutions	9.7	0.2	9.9	12.1	2.3	9.9	—
Communication and information services	42.6	14.0	56.6	58.4	26.1	57.3	0.6
Other industries	49.7	8.7	58.4	58.8	36.8	54.9	0.5
Consumer	54.3	21.5	75.8	83.3	24.2	74.1	0.2
Foreign-excluding UNBC	124.6	5.1	129.7	130.2	71.6	132.5	0.4
Loans acquired with deteriorated credit quality	36.1	0.2	36.3	58.7	12.0	36.7	2.0
Residential	296.4	25.3	321.7	404.8	91.4	314.4	3.7
Card	151.0	1.8	152.8	173.8	50.7	152.2	3.5
UNBC	28.4	10.1	38.5	48.6	3.6	46.8	0.4

Total(2)	¥1,650.4	¥304.1	¥1,954.5	¥2,162.6	¥788.6	¥1,924.3	¥20.9

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥1.7 billion at September 30, 2011.

Impaired loans increased ¥61.4 billion from ¥1,893.1 billion at March 31, 2011 to ¥1,954.5 billion at September 30, 2011, mainly due to an increase in the balance of impaired loans requiring an impairment allowance, which increased from ¥1,591.8 billion at March 31, 2011 to ¥1,650.4 billion at September 30, 2011. The increase in impaired loans requiring an impairment allowance was due in part to the downgrade of a large corporate borrower in the domestic manufacturing category in the Commercial segment and the resulting increase of nonaccrual loans. In addition, the increase in impairment loans requiring an impairment allowance reflected the fact that some of our large corporate borrowers in the domestic manufacturing category in the Commercial segment requested restructuring of their debts during the period, causing those loans to be classified as restructured loans, and the fact that a number of borrowers in the domestic wholesale and retail category in the Commercial segment were downgraded during the period.

Total related allowance was ¥788.6 billion at September 30, 2011, an increase of ¥44.7 billion from ¥743.9 billion at March 31, 2011. This increase was partially due to an increase of ¥19.9 billion in related allowance for the domestic wholesale and retail category in the Commercial segment, and an increase of ¥17.0 billion in related allowance for the domestic manufacturing category in the Commercial segment.

Credit quality indicator

Credit quality indicators of loans by class at March 31, 2011 and September 30, 2011 are shown below:

At March 31, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥45,354.3	¥4,357.2	¥686.4	¥50,397.9
Manufacturing	9,957.0	1,141.1	137.3	11,235.4
Construction	1,007.8	223.8	48.3	1,279.9
Real estate	9,793.3	1,023.7	128.4	10,945.4
Services	2,878.8	445.9	74.2	3,398.9
Wholesale and retail	7,411.4	829.3	171.9	8,412.6
Banks and other financial institutions	3,110.7	298.6	7.2	3,416.5
Communication and information services	1,074.4	140.6	33.0	1,248.0
Other industries	8,210.7	156.0	36.2	8,402.9
Consumer	1,910.2	98.2	49.9	2,058.3
Foreign-excluding UNBC	14,992.4	1,006.0	39.5	16,037.9
Loans acquired with deteriorated credit quality	41.1	56.2	22.1	119.4

Total	¥60,387.8	¥5,419.4	¥748.0	¥66,555.2

At March 31, 2011:	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥16,015.2	¥134.8	¥16,150.0
Card	¥727.9	¥144.2	¥872.1

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
At March 31, 2011:	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in billions)
UNBC	¥1,715.8	¥21.6	¥1,767.4	¥275.8	¥3,780.6

Notes:

(1)	Total loans in the above table do not include loans held for sale.

(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥181.9 billion.

At September 30, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥44,521.9	¥4,121.1	¥720.8	¥49,363.8
Manufacturing	10,392.2	984.5	152.2	11,528.9
Construction	948.8	219.9	42.2	1,210.9
Real estate	9,483.7	984.1	113.4	10,581.2
Services	2,671.0	413.6	77.4	3,162.0
Wholesale and retail	7,224.1	815.5	193.2	8,232.8
Banks and other financial institutions	2,977.6	283.6	7.9	3,269.1
Communication and information services	1,087.2	116.5	38.1	1,241.8
Other industries	7,940.7	174.2	42.9	8,157.8
Consumer	1,796.6	129.2	53.5	1,979.3
Foreign-excluding UNBC	15,982.2	884.3	60.3	16,926.8
Loans acquired with deteriorated credit quality	37.4	60.9	20.2	118.5

Total	¥60,541.5	¥5,066.3	¥801.3	¥66,409.1

At September 30, 2011:	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,628.3	¥131.8	¥15,760.1
Card	¥676.8	¥130.5	¥807.3

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
At September 30, 2011:	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in billions)
UNBC	¥1,778.9	¥21.4	¥1,828.2	¥205.7	¥3,834.2

Notes:

(1)	Total loans in the above table do not include loans held for sale.

(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥156.5 billion.

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct assessment on the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans have been deemed restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to Become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11 Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2011.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined by the number of delinquent payments.

Commercial loans within the UNBC segment are categorized as either Pass or Criticized based on the internal credit rating assigned to each borrower. Criticized loans include those loans that are potentially weak, as the borrower has begun to exhibit deteriorating trends, well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt, and critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

The credit quality indicators at March 31, 2011 are based on March 31, 2011 information with respect to the Commercial, Residential and Card segments, and are mainly based on December 31, 2010 information with respect to the UNBC segment. The credit quality indicators at September 30, 2011 are based on September 30, 2011 information with respect to the Commercial, Residential and Card segments, and are mainly based on June 30, 2011 information with respect to the UNBC segment.

Past due analysis

Age analysis of past due loans by class at March 31, 2011 and September 30, 2011 are shown below:

At March 31, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥55.1	¥98.3	¥153.4	¥50,244.5	¥50,397.9	¥8.6
Manufacturing	10.4	9.5	19.9	11,215.5	11,235.4	0.0
Construction	6.3	4.5	10.8	1,269.1	1,279.9	0.0
Real estate	6.4	37.7	44.1	10,901.3	10,945.4	3.2
Services	6.5	10.3	16.8	3,382.1	3,398.9	0.5
Wholesale and retail	11.8	11.9	23.7	8,388.9	8,412.6	0.1
Banks and other financial institutions	0.0	6.2	6.2	3,410.3	3,416.5	0.0
Communication and information services	5.8	5.1	10.9	1,237.1	1,248.0	0.0
Other industries	1.5	4.5	6.0	8,396.9	8,402.9	0.0
Consumer	6.4	8.6	15.0	2,043.3	2,058.3	4.8
Foreign-excluding UNBC	1.1	74.1	75.2	15,962.7	16,037.9	—
Residential	93.2	55.5	148.7	15,978.9	16,127.6	46.3
Card	34.1	79.1	113.2	742.3	855.5	—
UNBC	24.6	27.9	52.5	3,786.9	3,839.4	0.2

Total	¥208.1	¥334.9	¥543.0	¥86,715.3	¥87,258.3	¥55.1

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.

(2)	Total loans of UNBC do not include ¥9.5 billion of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

At September 30, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥49.4	¥89.2	¥138.6	¥49,225.2	¥49,363.8	¥9.7
Manufacturing	3.4	12.1	15.5	11,513.4	11,528.9	0.1
Construction	2.0	3.6	5.6	1,205.3	1,210.9	0.2
Real estate	7.9	25.2	33.1	10,548.1	10,581.2	3.3
Services	5.3	8.0	13.3	3,148.7	3,162.0	0.2
Wholesale and retail	11.3	12.0	23.3	8,209.5	8,232.8	0.5
Banks and other financial institutions	0.0	0.1	0.1	3,269.0	3,269.1	0.0
Communication and information services	11.0	4.9	15.9	1,225.9	1,241.8	0.0
Other industries	0.9	12.5	13.4	8,144.4	8,157.8	0.0
Consumer	7.6	10.8	18.4	1,960.9	1,979.3	5.4
Foreign-excluding UNBC	1.8	11.8	13.6	16,913.2	16,926.8	—
Residential	95.0	59.1	154.1	15,584.5	15,738.6	52.9
Card	29.0	60.5	89.5	702.4	791.9	—
UNBC	23.2	23.1	46.3	3,843.5	3,889.8	0.2

Total	¥198.4	¥243.7	¥442.1	¥86,268.8	¥86,710.9	¥62.8

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.

(2)	Total loans of UNBC do not include ¥5.8 billion of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans at September 30, 2011, were ¥442.1 billion, a decrease of ¥100.9 billion from ¥543.0 billion at March 31, 2011. This decrease was primarily due to a decrease in the total past due loans in the foreign category in the Commercial segment resulting from the improvement of the status of previously past due loans to a large borrower in the governments and official institutions category, partially offset by increases in past due loans in the domestic communication and information services, consumer, and other industries categories in the Commercial segment and an increase in past due loans in the Residential segment.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. In recent periods, our investments in Japanese national government and Japanese government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated funds exceeding our net loans. As a result, our holdings of Japanese national government and Japanese government agency bonds as a percentage of our securities available for sale increased to 84.4% at September 30, 2011. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. However, given the recent weak financial market conditions, we have been reducing our investment in equity securities because we believe that from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2011 and September 30, 2011, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities increased ¥0.68 trillion to ¥59.73 trillion at September 30, 2011 from ¥59.05 trillion at March 31, 2011 primarily due to a ¥2.78 trillion increase in Japanese national government and Japanese government agency bonds available for sale, partially offset by a ¥0.43 trillion decrease in marketable equity securities resulting primarily from the general decline in Japanese stock prices. Other investment securities, consisting of nonmarketable equity securities, were primarily carried at cost of ¥1.70 trillion and ¥0.88 trillion at March 31, 2011 and September 30, 2011, respectively, as their fair values were not readily determinable.

Following the conversion of our Morgan Stanley preferred stock into shares of Morgan Stanley common stock, our investment in the convertible preferred stock, which was previously included in other investment securities, have been reclassified as an investment in equity method investees in Other assets. Our total investment in shares of Morgan Stanley common stock was ¥447.4 billion as of September 30, 2011. For further information, see Notes 2, 3 and 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table shows information as to the amortized costs, net unrealized gains (losses) and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2011 and September 30, 2011:

	At March 31, 2011			At September 30, 2011
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥44,756.8	¥44,719.6	¥(37.2)	¥47,368.1	¥47,498.1	¥130.0
Japanese prefectural and municipal bonds	193.7	200.3	6.6	195.4	203.4	8.0
Foreign governments and official institutions bonds	973.2	988.8	15.6	873.3	889.0	15.7
Corporate bonds	3,058.7	3,139.5	80.8	2,821.9	2,902.3	80.4
Mortgage-backed securities	1,171.7	1,168.9	(2.8)	1,074.3	1,076.5	2.2
Asset-backed securities(1)	452.3	452.4	0.1	458.4	458.8	0.4
Other debt securities	1.0	1.0	—	0.9	0.9	—
Marketable equity securities	2,642.3	3,659.4	1,017.1	2,439.1	3,228.3	789.2

Total securities available for sale	¥53,249.7	¥54,329.9	¥1,080.2	¥55,231.4	¥56,257.3	¥1,025.9

Debt securities being held to maturity(2)	¥3,017.2	¥3,059.0	¥41.8	¥2,591.7	¥2,645.3	¥53.6

Notes:

(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.

(2)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on securities available for sale decreased ¥0.05 trillion to ¥1.03 trillion at September 30, 2011 from ¥1.08 trillion at March 31, 2011. This decrease primarily consisted of a ¥0.23 trillion decrease in net unrealized gains on marketable equity securities, partially offset by a ¥0.17 trillion increase in net unrealized gains on Japanese national government and Japanese government agency bonds. The decrease in net unrealized gains of ¥0.23 trillion on marketable equity securities was mainly due to the general decline in Japanese stock prices which unfavorably affected our holdings of Japanese equity securities.

The amortized cost of debt securities being held to maturity at September 30, 2011 decreased ¥0.43 trillion compared to the balance at March 31, 2011. The decrease was mainly due to the redemption of Japanese national government and Japanese government agency bonds and a decrease in the value of debt securities being held to maturity due to foreign currency fluctuations mainly reflecting the appreciation of the Japanese yen against other foreign currencies.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks at September 30, 2011 was ¥3.05 trillion, a decrease of ¥0.18 trillion from ¥3.23 trillion at March 31, 2011. The decrease was primarily due to a decrease in our cash reserve requirements as a result of a decrease in deposits from customers.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks decreased ¥0.52 trillion to ¥6.81 trillion at September 30, 2011 from ¥7.33 trillion at March 31, 2011. This decrease was mainly due to the negative impact of the appreciation of the Japanese yen against other currencies on our foreign currency denominated deposits in foreign branches and subsidiaries.

Call Loans, Funds Sold and Receivables under Resale Agreements

Call loans, funds sold and receivables under resale agreements increased ¥0.59 trillion to ¥5.91 trillion at September 30, 2011 from ¥5.32 trillion at March 31, 2011. This increase was mainly due to an increase in reverse repurchase transactions and term repurchase transactions.

Trading Account Assets

Trading account assets increased ¥5.96 trillion to ¥34.78 trillion at September 30, 2011 from ¥28.82 trillion at March 31, 2011. This increase consisted of an increase of ¥4.14 trillion in trading securities and an increase of ¥1.82 trillion in trading derivative assets. The increase in trading securities was mainly due to an increase in foreign bonds, partially offset by a decrease in commercial paper. The increase in trading derivative assets was mainly due to an increase in the value of foreign currency swap and interest rate swap contracts reflecting increased volatility in foreign exchange and interest rates.

Receivables under Securities Borrowing Transactions

Receivables under securities borrowing transactions increased ¥1.31 trillion to ¥4.91 trillion at September 30, 2011 from ¥3.60 trillion at March 31, 2011. This increase was mainly due to an increase in the overall repurchase transaction volume during the six months ended September 30, 2011.

Deferred Tax Assets

Deferred tax assets decreased ¥0.10 trillion from ¥1.29 trillion at March 31, 2011 to ¥1.19 trillion at September 30, 2011. This decrease was primarily due to a decrease in non-deductible allowance for credit losses, and the utilization of net operating loss carryforwards against our taxable income for the six months ended September 30, 2011.

On November 30, 2011, the Japanese Diet enacted two tax related laws: “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate will be effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts will cause the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015. The enactment of the new laws will affect the recoverability of deferred tax assets and the realization of deferred tax liabilities recorded in the balance sheet at March 31, 2012 as well as our income tax expenses for the fiscal periods ending on and after March 31, 2012. Because it is difficult to determine the amounts of temporary differences or other tax attributes (e.g., tax credits or carryforwards) at an interim date, we are unable to estimate the impact of the tax law changes at this time.

Other Assets

Other assets increased ¥2.74 trillion to ¥8.06 trillion at September 30, 2011 from ¥5.32 trillion at March 31, 2011. This increase was primarily due to an increase in accounts receivable reflecting the sales of securities at the end of the period.

Total Liabilities

At September 30, 2011, total liabilities were ¥204.12 trillion, an increase of ¥9.93 trillion from ¥194.19 trillion at March 31, 2011, while call money, funds purchased, and payables under repurchase agreements were ¥17.45 trillion at September 30, 2011, an increase of ¥2.75 trillion from ¥14.70 trillion at March 31, 2011, payables under securities lending transactions were ¥4.08 trillion at September 30, 2011, an increase of ¥1.98 trillion from ¥2.10 trillion at March 31, 2011, trading account liabilities were ¥11.45 trillion at September 30, 2011, an increase of ¥1.54 trillion from ¥9.91 trillion at March 31, 2011, and other liabilities were ¥9.32 trillion at September 30, 2011, an increase of ¥4.48 trillion from ¥4.84 trillion at March 31, 2011. These increases were partially offset by decreases in the total balance of deposits of ¥3.24 trillion and long-term debt of ¥0.55 trillion.

Deposits

Deposits are our primary source of funds. The total balance of deposits decreased ¥3.24 trillion to ¥133.39 trillion at September 30, 2011 from ¥136.63 trillion at March 31, 2011. This decrease in the total balance of deposits was mainly due to a decrease in domestic floating deposits mainly because of the stagnant economy in Japan.

The balance of domestic deposits decreased ¥3.52 trillion to ¥112.02 trillion at September 30, 2011 from ¥115.54 trillion at March 31, 2011, while the balance of foreign deposits increased ¥0.28 trillion to ¥21.37 trillion at September 30, 2011 from ¥21.09 trillion at March 31, 2011. Within domestic deposits, the balance of both interest-bearing deposits and non-interest-bearing deposits decreased.

Short-term Borrowings

We use short-term borrowings as a funding source and in managing our interest rate risk. To manage our interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥6.45 trillion to ¥32.38 trillion at September 30, 2011 from ¥25.93 trillion at March 31, 2011. This increase was mainly due to an increase in payables under repurchase agreements mainly resulting from an increase in Japanese government bonds as the volume of term repurchase transactions increased.

Long-term Debt

Long-term debt decreased ¥0.55 trillion from ¥13.36 trillion at March 31, 2011 to ¥12.81 trillion at September 30, 2011. This decrease was mainly due to a decrease in subordinated debt.

Trading Account Liabilities

Trading account liabilities increased ¥1.54 trillion from ¥9.91 trillion at March 31, 2011 to ¥11.45 trillion at September 30, 2011. This increase was supported by multiple factors, such as an increase in interest rate and foreign currency swap transactions, resulting from weakened credits and currencies in European markets as well as increased volatility in interest rate spreads, and an increase in foreign exchange trading volumes.

Other Liabilities

Other liabilities increased ¥4.48 trillion to ¥9.32 trillion at September 30, 2011 from ¥4.84 trillion at March 31, 2011. This increase was primarily due to an increase in accounts payable reflecting the purchases of investment securities at the end of the period.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average balance of our deposits decreased from ¥134.5 trillion for the six months ended September 30, 2010 to ¥133.30 trillion for the six months ended September 30, 2011. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥8.75 trillion, funded 67.8% of our average total assets of ¥209.53 trillion during the six months ended September 30, 2011. Our deposits exceeded our loans, net of allowance for credit losses, by ¥47.70 trillion as of September 30, 2011, compared to ¥50.37 trillion as of March 31, 2011. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our net loans has been invested in Japanese national government and government agency bonds in recent periods.

Other funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to five years. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Total Equity

The following table presents a summary of our total equity at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,644.1	1,645.1
Capital surplus	6,395.7	6,384.1
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	254.1	351.4
Accumulated other changes in equity from nonowner sources, net of taxes	(628.6)	(732.6)
Treasury stock, at cost	(11.3)	(8.6)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,335.7	¥8,321.1
Noncontrolling interests	327.2	270.8

Total equity	¥8,662.9	¥8,591.9

Ratio of total equity to total assets	4.27%	4.04%

Total equity decreased ¥71.0 billion to ¥8,591.9 billion at September 30, 2011 from ¥8,662.9 billion at March 31, 2011. The ratio of total equity to total assets decreased 0.23 percentage points to 4.04% at September 30, 2011 from 4.27% at March 31, 2011. The decrease in total equity at September 30, 2011 was principally attributable to a net negative change in accumulated other changes in equity from nonowner sources, net of taxes, of ¥104.0 billion and a decrease in noncontrolling interests of ¥56.4 billion, partially offset by an increase in unappropriated retained earnings of ¥97.3 billion. The net negative change in accumulated other changes in equity from nonowner sources, net of taxes, was primarily due to negative foreign currency transaction adjustments.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥308.1	¥275.6
Accumulated net unrealized gains to total equity	3.56%	3.21%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our unaudited condensed consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios at March 31, 2011 and September 30, 2011. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency, or FSA. The percentages in the tables below are rounded down:

	March 31, 2011	September 30, 2011	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥9,953.3	¥10,471.0
Tier II capital includable as qualifying capital	3,920.5	3,776.5
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	(793.0)	(1,862.8)

Total risk-based capital	¥13,080.8	¥12,384.7

Risk-weighted assets	¥87,804.9	¥80,276.9
Capital ratios:
Tier I capital	11.33%	13.04%	4.00%
Total risk-adjusted capital	14.89	15.42	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at September 30, 2011 were 13.04% and 15.42%, respectively. The increase in Tier I capital ratio resulted from an increase in retained earnings and a decrease in risk-weighted assets as our loan balance decreased.

Under our financial holding company status in the United States, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. For more information, see “—Capital Ratios of Banking Subsidiaries in the United States.”

At September 30, 2011, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

For a description of transactions that occurred after September 30, 2011 that affect our capital ratios, see “Recent Developments.”

In response to the recent financial crisis, “Basel III” has been developed by the Basel Committee on Banking Supervision as a comprehensive set of reform measures designed to further strengthen the regulation, supervision and risk management of the banking sector. In July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance. In addition, in November 2011, the Financial Stability Board identified us as a globally systemically important bank (“G-SIFI”). The banks that are included in the group of G-SIFIs will be subject to stricter capital requirements. The group of G-SIFIs is expected to be updated annually, and the first group of G-SIFIs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases from 2016. Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, is likely to be revised to implement the more stringent requirements. Likewise, local banking regulators outside of Japan such as those in the United States are likely to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2011 and September 30, 2011. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down:

	March 31, 2011	September 30, 2011	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Tier I capital	11.42%	12.52%	4.00%
Total risk-adjusted capital	15.82	16.90	8.00
MUTB
Tier I capital	13.02	14.46	4.00
Total risk-adjusted capital	15.93	18.00	8.00

Stand-alone capital ratios:
BTMU
Tier I capital	12.09	13.22	4.00
Total risk-adjusted capital	16.61	17.85	8.00
MUTB
Tier I capital	12.64	13.62	4.00
Total risk-adjusted capital	16.01	17.64	8.00

At September 30, 2011, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2010 and June 30, 2011:

	December 31, 2010	June 30, 2011	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UNBC:
Tier I capital (to risk-weighted assets)	12.44%	13.08%	4.00%	—
Tier I capital (to quarterly average assets)(1)	10.34	10.96	4.00	—
Total capital (to risk-weighted assets)	15.01	15.41	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	11.53%	12.71%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	9.55	10.63	4.00	5.00
Total capital (to risk-weighted assets)	13.85	14.81	8.00	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, at June 30, 2011, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2010 and June 30, 2011, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total capital and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There are no conditions or events since June 30, 2011 that would cause management to believe Union Bank’s category has changed.

Capital Adequacy Ratio of MUMSS

At March 31, 2011 and September 30, 2011, MUMSS’ capital accounts less certain fixed assets of ¥250.4 billion and ¥321.3 billion represented 219.3% and 277.8% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. The ratio as of September 30, 2011, reflected the additional shares issued by MUMSS in April 2011 following losses in MUMSS fixed income business. See “Recent Developments”. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

In November 2011, MUMSS issued additional shares in connection with MUMSS’ early retirement program and in anticipation of future regulatory changes. See “Recent Developments”.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn down, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. See Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2011 is presented in the table below. The total amount of VaR and the VaR of each risk categories except equities at September 30, 2011 were lower than those at March 31, 2011.

	VaR for Trading Activities (April 2011—September 2011)
Risk category	Daily average	High	Low	September 30, 2011	March 31, 2011
	(in billions)
Interest rate	¥15.10	¥19.23	¥11.76	¥14.01	¥20.15
Of which, Japanese yen	6.46	9.48	4.56	7.47	11.32
Of which, US dollar	8.73	10.44	6.30	8.17	9.01
Foreign exchange	6.92	14.11	2.19	3.58	3.81
Equities	0.94	2.43	0.19	0.55	0.51
Commodities	0.52	1.43	0.22	0.38	0.59
Diversification effect	8.12	None	None	5.76	(6.89)

Total	¥15.36	¥22.46	¥10.79	¥12.76	¥18.17

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2011 was as follows:

Quarter	Daily average VaR
April–June 2011	¥17.48 billion
July–September 2011	¥13.27 billion

Quantitative market risks fluctuated throughout the April–September 2011 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2011, with positive trading-related revenue recorded for 99 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 28 days of positive revenue and 2 days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. The actual losses never exceeded VaR on our trading days in our backtesting of 250 trading days ended September 30, 2011.

Stress Testing.    We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day change recorded during the observation period of 701 business days. As of September 30, 2011, we held a total trading activity position of ¥10.8 billion of predicted losses as compared to ¥9.5 billion as of March 31, 2011.

VaR for Non-Trading Activities.    The VaR for our total non-trading activities as of September 30, 2011, excluding market risks related to our strategic equity portfolio and measured using the same standard as that used for trading activities, was ¥542.4 billion, a ¥17.5 billion decrease from March 31, 2011. In the six months ended September 30, 2011, market risks related to interest rate decreased ¥27.1 billion, and risk related to equities decreased ¥21.3 billion.

Based on a simple summation of the figures across the risk categories, interest rate risks accounted for approximately 78% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2011, the daily average interest rate VaR totaled ¥499.2 billion, with the highest recorded VaR being ¥546.3 billion and the lowest being ¥450.5 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2011 was as follows:

Quarter	Daily average VaR
April–June 2011	¥513.5 billion
July–September 2011	¥485.1 billion

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2011 against that as of March 31, 2011, there were a 10 percentage point decrease in Japanese yen from 41% to 31% and a 12 percentage point increase in US dollars from 51% to 63%, and a 2 percentage point decrease in Euro from 8% to 6%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2011	September 30, 2011
	(in millions)
Assets:
Cash and due from banks	¥3,230,804	¥3,053,917
Interest-earning deposits in other banks (including ¥4,365 million and nil at March 31, 2011 and September 30, 2011 measured at fair value under fair value option)	7,333,767	6,812,319
Call loans, funds sold, and receivables under resale agreements (including ¥26,192 million and ¥26,079 million at March 31, 2011 and September 30, 2011 measured at fair value under fair value option)	5,320,958	5,910,724
Receivables under securities borrowing transactions	3,600,318	4,914,149
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,251,723 million and ¥11,698,595 million at March 31, 2011 and September 30, 2011) (including ¥11,917,000 million and ¥14,553,323 million at March 31, 2011 and September 30, 2011 measured at fair value under fair value option)	28,824,795	34,784,005
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,297,912 million and ¥2,506,946 million at March 31, 2011 and September 30, 2011)	54,329,881	56,257,325
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥959,241 million and ¥915,629 million at March 31, 2011 and September 30, 2011) (estimated fair value of ¥3,058,998 million and ¥2,645,343 million at March 31, 2011 and September 30, 2011)	3,017,189	2,591,667
Other investment securities	1,704,244	882,533

Total investment securities	59,051,314	59,731,525

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,246,293 million and ¥3,139,683 million at March 31, 2011 and September 30, 2011)	87,501,975	86,916,948
Allowance for credit losses	(1,240,456)	(1,228,157)

Net loans	86,261,519	85,688,791

Premises and equipment—net	962,548	972,447
Accrued interest	233,224	221,394
Customers’ acceptance liability	69,950	89,768
Intangible assets—net	991,521	927,596
Goodwill	363,392	360,772
Deferred tax assets	1,285,013	1,191,214
Other assets	5,321,120	8,056,552

Total assets	¥202,850,243	¥212,715,173

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥7,640	¥8,105
Interest-earning deposits in other banks	15,006	10,815
Trading account assets	1,157,263	1,169,232
Investment securities	493,085	505,759
Loans	7,156,823	6,815,958
All other assets	329,746	283,367

Total assets of consolidated VIEs	¥9,159,563	¥8,793,236

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

	March 31, 2011	September 30, 2011
	(in millions)
Liabilities and Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥16,421,024	¥14,752,815
Interest-bearing	99,120,619	97,267,209
Overseas offices, principally interest-bearing	21,090,061	21,373,998

Total deposits	136,631,704	133,394,022

Call money, funds purchased, and payables under repurchase agreements	14,702,562	17,450,972
Payables under securities lending transactions	2,104,105	4,079,084
Due to trust account and other short-term borrowings (including ¥673 million and ¥1,663 million at March 31, 2011 and September 30, 2011 measured at fair value under fair value option)	9,121,738	10,854,769
Trading account liabilities	9,908,974	11,449,498
Obligations to return securities received as collateral	3,267,775	4,520,144
Bank acceptances outstanding	69,950	89,768
Accrued interest	181,814	156,585
Long-term debt (including ¥575,969 million and ¥519,188 million at March 31, 2011 and September 30, 2011 measured at fair value under fair value option)	13,356,728	12,810,508
Other liabilities	4,841,981	9,317,953

Total liabilities	194,187,331	204,123,303

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥390,001 million at March 31, 2011 and September 30, 2011, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,150,894,620 shares and 14,154,508,220 shares at March 31, 2011 and September 30, 2011, with no stated value	1,644,132	1,645,139
Capital surplus	6,395,705	6,384,120
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	254,103	351,360
Accumulated other changes in equity from nonowner sources, net of taxes	(628,661)	(732,554)
Treasury stock, at cost—16,723,747 common shares and 11,157,644 common shares at March 31, 2011 and September 30, 2011	(11,251)	(8,588)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,335,699	8,321,148
Noncontrolling interests	327,213	270,722

Total equity	8,662,912	8,591,870

Total liabilities and equity	¥202,850,243	¥212,715,173

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥41,252	¥28,247
Long-term debt	1,668,642	1,524,185
All other liabilities	207,916	168,939

Total liabilities of consolidated VIEs	¥1,917,810	¥1,721,371

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
	2010	2011
	(in millions)
Interest income:
Loans, including fees	¥855,653	¥801,477
Deposits in other banks	13,321	21,205
Investment securities	248,331	345,662
Trading account assets	148,057	139,986
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	25,579	49,840

Total	1,290,941	1,358,170

Interest expense:
Deposits	137,690	113,399
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	32,163	49,431
Due to trust account, other short-term borrowings, and trading account liabilities	28,194	30,417
Long-term debt	143,972	130,900

Total	342,019	324,147

Net interest income	948,922	1,034,023
Provision for credit losses	186,314	89,342

Net interest income after provision for credit losses	762,608	944,681

Non-interest income:
Fees and commissions income	557,613	548,822
Foreign exchange gains—net	175,107	67,836
Trading account profits—net	486,017	449,243
Investment securities gains (losses)—net(1)	105,841	(19,226)
Equity in losses of equity method investees	(44,661)	(515,403)
Other non-interest income	81,640	77,521

Total	1,361,557	608,793

Non-interest expense:
Salaries and employee benefits	437,698	443,726
Occupancy expenses—net	80,659	79,441
Fees and commission expenses	102,947	101,751
Outsourcing expenses, including data processing	97,454	94,868
Depreciation of premises and equipment	48,471	45,756
Amortization of intangible assets	109,881	105,321
Impairment of intangible assets	16,363	27,040
Insurance premiums, including deposit insurance	56,513	57,996
Communications	27,253	24,693
Taxes and public charges	33,450	31,694
Other non-interest expenses	163,218	147,172

Total	1,173,907	1,159,458

Income before income tax expense	950,258	394,016
Income tax expense	369,996	198,806

Net income before attribution of noncontrolling interests	580,262	195,210
Net income (loss) attributable to noncontrolling interests	(2,608)	4,246

Net income attributable to Mitsubishi UFJ Financial Group	¥582,870	¥190,964

Income allocated to preferred shareholders:
Cash dividends paid	¥11,970	¥8,970

Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥570,900	¥181,994

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
	2010	2011
	(in Yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	¥40.39	¥12.87
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	40.31	12.82

(1)	The following credit losses are included in Investment securities gains (losses)—net:

	Six months ended September 30,
	2010	2011
	(in millions)
Decline in fair value	¥10,834	¥6,402
Other changes in equity from nonowner sources—net	1,717	856

Total credit losses	¥12,551	¥7,258

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2010	2011
	(in millions)
Net income before attribution of noncontrolling interests	¥580,262	¥195,210

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities (including unrealized gains of ¥1,019 million and ¥508 million, net of tax, related to debt securities with credit component realized in earnings in 2010 and 2011)	(139,409)	(42,591)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(62,783)	10,183

Total	(202,192)	(32,408)

Net unrealized losses on derivatives qualifying for cash flow hedges	(640)	(314)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(2,171)	278

Total	(2,811)	(36)

Pension liability adjustments	(31,197)	(19,556)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	3,914	8,855

Total	(27,283)	(10,701)

Foreign currency translation adjustments	(111,852)	(73,348)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	8,947	13,354

Total	(102,905)	(59,994)

Total changes in equity from nonowner sources	245,071	92,071

Net income (loss) attributable to noncontrolling interests	(2,608)	4,246
Other changes in equity from nonowner sources attributable to noncontrolling interests	(1,016)	754

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group	¥248,695	¥87,071

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
	2010	2011
	(in millions)
Preferred stock:
Balance at beginning of period	¥442,100	¥442,100

Balance at end of period	¥442,100	¥442,100

Common stock:
Balance at beginning of period	¥1,643,238	¥1,644,132
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	857	1,007

Balance at end of period	¥1,644,095	¥1,645,139

Capital surplus:
Balance at beginning of period	¥6,619,525	¥6,395,705
Stock-based compensation	(397)	(241)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	856	1,005
Redemption of Class 3 preferred stock (Note 8)	(250,000)	—
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 18)	20,550	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 18)	—	(12,000)
Other—net	41	(349)

Balance at end of period	¥6,390,575	¥6,384,120

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit):
Balance at beginning of period	¥(9,284)	¥254,103
Net income attributable to Mitsubishi UFJ Financial Group	582,870	190,964
Cash dividends:
Common stock—¥6.00 in 2010 and 2011 per share	(84,778)	(84,764)
Preferred stock (Class 3)—¥30.00 in 2010 per share	(3,000)	—
Preferred stock (Class 5)—¥57.50 in 2010 and 2011 per share	(8,970)	(8,970)
Losses on sales of shares of treasury stock	(76)	(108)
Effect of adopting new guidance on embedded credit derivatives (Note 1)	—	135
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	1,408	—
Other—net	(11)	—

Balance at end of period	¥478,159	¥351,360

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥(56,019)	¥(628,661)
Net change during the period	(334,175)	(103,893)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	430	—

Balance at end of period	¥(389,764)	¥(732,554)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
	2010	2011
	(in millions)
Treasury stock, at cost:
Balance at beginning of period	¥(13,954)	¥(11,251)
Purchases of shares of treasury stock	(250,052)	(8)
Sales of shares of treasury stock	1,105	532
Redemption of shares of treasury stock	250,000	—
Net decrease resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	79	29
Net decrease resulting from exclusion of consolidated investment trust variable interest entities	3,050	2,110

Balance at end of period	¥(9,772)	¥(8,588)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,794,964	¥8,321,148

Noncontrolling interests:
Balance at beginning of period	¥235,922	¥327,213
Initial origination of noncontrolling interests	12,405	2,866
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	7,480	(5,012)
Decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation	(49,059)	(57,379)
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 18)	127,270	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 18)	—	12,000
Net income (loss) attributable to noncontrolling interests	(2,608)	4,246
Dividends paid to noncontrolling interests	(3,995)	(13,433)
Other changes in equity from nonowner sources, net of taxes:
Net unrealized holding gains on investment securities	1,174	150
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized holding gains (losses) on investment securities	72	(83)
Pension liability adjustments	(539)	(42)
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to pension liability adjustments	6	68
Foreign currency translation adjustments	(1,755)	661
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to foreign currency translation adjustments	26	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	19,551	—
Other—net	(512)	(533)

Balance at end of period	¥345,438	¥270,722

Total equity	¥9,140,402	¥8,591,870

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2010	2011
	(in millions)
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥580,262	¥195,210
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	158,352	151,077
Impairment of intangible assets	16,363	27,040
Provision for credit losses	186,314	89,342
Investment securities losses (gains)—net	(105,841)	19,226
Foreign exchange losses (gains)—net	(125,367)	88,102
Equity in losses of equity method investees	44,661	515,403
Provision for deferred income tax expense	320,420	81,281
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	—	(139,320)
Increase in trading account assets, excluding foreign exchange contracts	(3,410,543)	(3,171,134)
Increase in trading account liabilities, excluding foreign exchange contracts	3,097,267	2,586,849
Increase in accrued interest receivable and other receivables	(3,091)	(53,113)
Increase in accrued interest payable and other payables	63,571	3,291
Net increase in accrued income taxes and decrease in income tax receivables	2,573	75,182
Other—net	(160,366)	90,494

Net cash provided by operating activities	664,575	558,930

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale (including proceeds from securities under fair value option)	50,782,739	98,177,983
Purchases of investment securities available for sale (including purchases of securities under fair value option)	(58,493,412)	(101,615,782)
Proceeds from maturities of investment securities being held to maturity	89,450	453,095
Purchases of investment securities being held to maturity	(82,243)	(178,151)
Proceeds from sales of other investment securities	12,055	10,891
Purchases of other investment securities	(3,510)	(3,653)
Net decrease (increase) in loans	4,154,323	(1,042,801)
Net decrease in interest-earning deposits in other banks	286,938	170,545
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	258,062	(1,885,570)
Capital expenditures for premises and equipment	(41,993)	(62,127)
Purchases of intangible assets	(73,214)	(74,618)
Proceeds from sales of consolidated VIEs and subsidiaries—net	21,398	(392)
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program (Note 4)	—	161,435
Other—net	(8,824)	65,700

Net cash used in investing activities	(3,098,231)	(5,823,445)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
	2010	2011
	(in millions)
Cash flows from financing activities:
Net increase (decrease) in deposits	26,533	(1,588,029)
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,092,476	5,392,469
Net decrease in due to trust account	(42,516)	(12,878)
Net increase in other short-term borrowings	320,450	1,779,657
Proceeds from issuance of long-term debt	1,219,585	1,131,115
Repayments of long-term debt	(1,739,962)	(1,489,107)
Proceeds from sales of treasury stock	645	68
Payments for acquisition of preferred stock	(250,000)	—
Dividends paid	(96,574)	(93,635)
Other—net	(5,522)	(24,318)

Net cash provided by financing activities	2,525,115	5,095,342

Effect of exchange rate changes on cash and cash equivalents	(23,360)	(7,714)

Net increase (decrease) in cash and cash equivalents	68,099	(176,887)
Cash and cash equivalents at beginning of period	2,862,523	3,230,804

Cash and cash equivalents at end of period	¥2,930,622	¥3,053,917

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥374,321	¥354,805
Income taxes, net of refunds	47,003	42,343
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	2,666	8,035

Exchange of ownership interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. for equity investment in Morgan Stanley MUFG Securities, Co., Ltd. in connection with securities joint venture (Note 18):

Noncontrolling interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd.	127,270	—
Capital surplus	20,550	—
Adoption of new guidance on consolidation of certain variable interest entities (Note 1):
Increase in total assets, excluding cash and cash equivalents	237,008	—
Increase in total liabilities	214,887	—
Union Bank’s acquisitions (Note 5):
Fair value of assets acquired	322,312	—
Fair value of liabilities assumed	328,332	—
Conversion of Morgan Stanley’s convertible preferred stock (Note 2)	—	808,266

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). See Note 18 for more information on the securities joint venture with Morgan Stanley. Through MUFG’s subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 15 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and consolidated variable interest entities (“VIE”s) (together, the “MUFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2011. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Estimates

Prior to the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS, a consumer finance subsidiary of MUFG, had estimated the allowance for repayment of excess interest (see Note 13 for the details of this allowance) based primarily on historical reimbursement rates of excess interest. During the second half of the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data following various legal and industry developments that occurred during the fiscal year.

The MUFG Group evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. At September 30, 2011, the MUFG Group reevaluated the useful lives of its intangible assets related to its customer relationships from fund contracts, which had been recorded as

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the US treasury bonds’ credit rating, the downward trend of customer assets under management, which was previously on an upward trend, is not expected to recover in the near future and therefore is no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, the MUFG Group reclassified its intangible assets related to the customer relationships of ¥42,224 million from intangible assets not subject to amortization to those subject to amortization. See Note 5 for the details of these intangible assets.

Accounting Changes

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends the accounting for consolidation of VIEs. This guidance changes the previous guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the VIE which significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The primary beneficiary determination must be reassessed on an ongoing basis. In addition, this guidance amends the identification of VIEs by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a VIE. This guidance was effective from April 1, 2010 for the MUFG Group.

In February 2010, the FASB issued further guidance which defers the requirements of the consolidation guidance for determining the primary beneficiary of VIEs for certain investment funds including mutual funds, private equity funds, hedge funds, venture capital funds, mortgage real estate investment funds, and certain real estate investment funds.

The MUFG Group has elected to apply the above new guidance prospectively. Accordingly, financial statements for prior periods have not been restated. The net increase in the MUFG Group’s consolidated assets, liabilities and shareholders’ equity attributable to noncontrolling interests was ¥237,008 million, ¥214,887 million and ¥19,551 million, respectively, as of April 1, 2010. The cumulative effect on retained earnings was an increase of ¥1,408 million upon adoption. See Note 14 for further disclosures required by the new guidance.

Disclosure about Fair Value Measurements—In January 2010, the FASB issued new guidance which requires a new disclosure and clarifies existing disclosure requirements on fair value measurements. The guidance requires additional disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and activity in Level 3 fair value measurement. This guidance also clarifies existing disclosure requirements regarding the level of disaggregation and valuation inputs and techniques. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for interim and annual reporting periods beginning after December 15, 2010 with early application permitted. The MUFG Group adopted this guidance on April 1, 2010, except for the disclosure in regard to the Level 3 activity. For the disclosure in regard to the Level 3 activity, the MUFG Group adopted this guidance on April 1, 2011. This guidance affected the MUFG Group’s disclosures about fair value measurements, but did not affect its financial position and results of operations. See Note 16 for details of disclosures required by this guidance.

Amendments to Accounting Scope of Embedded Credit Derivatives—In March 2010, the FASB issued new guidance which clarifies the scope exception related to embedded credit derivatives. This guidance addresses how to determine which embedded credit derivative features, including those in collateralized debt obligations (“CDOs”) and synthetic CDOs, are considered to be embedded derivatives that are exempt from potential bifurcation and separate accounting requirement. This guidance is effective for the first interim reporting period

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

beginning after June 15, 2010 with early application permitted at the beginning of the first interim reporting period beginning after the issuance of this new guidance. In initially adopting this new guidance, an entity may elect the fair value option for any investment in a beneficial interest in a securitized financial asset. The election of the fair value option is irrevocable and should be determined on an instrument-by-instrument basis at the beginning of the reporting period of initial adoption. The MUFG Group adopted this guidance on April 1, 2011, and recorded a ¥135 million increase to retained earnings as a cumulative effect adjustment.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses—In July 2010, the FASB issued new guidance which requires additional disclosures and amends existing disclosure requirements on allowances for credit losses and the credit quality of financial receivables. The guidance requires additional disclosures on credit quality indicators of financing receivables, aging of past due financing receivables, nature and extent of troubled debt restructurings (“TDR”s) and modifications, and significant purchases and sales of financing receivables on a disaggregated basis. The existing guidance is amended to require disclosure of financing receivables on a more disaggregated basis. This guidance is effective for interim and annual reporting periods ending on or after December 15, 2010. Specific items regarding activity that occurs during a reporting period, such as the allowance roll-forward disclosures, is effective for interim and annual reporting periods beginning on or after December 15, 2010. The MUFG Group adopted this guidance on March 31, 2011, except for the disclosures about items regarding activity that occurs during a reporting period. For the disclosures about items regarding activity that occurs during a reporting period, the MUFG Group adopted this guidance on April 1, 2011. This guidance affected the MUFG Group’s disclosures about the credit quality of financing receivables and allowances for credit losses, but did not affect its financial position and results of operations. See Note 4 for details of disclosures required by this guidance.

In January 2011, the FASB decided to defer the effective date for disclosures about TDRs by creditors until the FASB finalizes its project on determining what constitutes a TDR for a creditor. The MUFG Group adopted this guidance immediately upon issuance, which had no impact on its financial position and results of operations.

In April 2011, the FASB issued further guidance which finalizes its project on determining what constitutes a TDR for a creditor. Under this guidance, the deferred date for disclosures about TDRs by creditors is effective for the first interim and annual periods beginning on or after June 15, 2011. See Recently Issued Accounting Pronouncement—Amendment to Accounting for A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring for details.

Recently Issued Accounting Pronouncements

Amendment to Accounting for A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring—In April 2011, the FASB issued new guidance on a creditor’s evaluation of whether a modification or restructuring of a receivable is a TDR. This clarifies the guidance on a creditor’s evaluation of whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. This guidance also clarifies that a creditor is precluded from using the borrower’s effective rate test when assessing whether a concession has been granted to the borrower. This guidance is effective for the first interim or annual reporting period beginning on or after June 15, 2011. An entity is required to apply this guidance retrospectively for all modifications and restructuring activities that have occurred from the beginning of the annual period of adoption. For receivables that are newly considered impaired under the guidance on accounting by creditors for impairment of a loan, an entity should measure the impairment of those receivables prospectively in the first period of adoption and disclose the total amount of receivables and the related allowance for credit losses as of the end of the period of adoption. Early adoption is permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs—In May 2011, the FASB issued new guidance, which amends certain accounting and disclosure requirements related to fair value measurements, that result in common fair value measurement and disclosure requirements between US GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual period beginning after December 15, 2011. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Amendments to the Presentation of Comprehensive Income—In June 2011, the FASB issued new guidance which amends presentation and disclosure requirements of other comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of this guidance is permitted.

In December 2011, the FASB issued further guidance which indefinitely defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. This does not defer the effective date of the other disclosure requirements within the new guidance.

The new guidance will only affect the presentation of other comprehensive income, and will not affect the MUFG Group’s financial position and results of operations.

Amendments to Testing Goodwill for Impairment—In September 2011, the FASB issued new guidance which simplifies goodwill impairment testing. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test which includes calculating the fair value of the reporting unit. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. Early adoption of this guidance is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Amendments to Disclosures about an Employer’s Participation in a Multiemployer Plan—In September 2011, the FASB issued new guidance intended to create greater transparency in financial reporting by requiring additional disclosures about an employer’s participation in a multiemployer pension plan. This guidance requires companies to provide additional quantitative and qualitative disclosures about the significant multiemployer plans in which they participate. This guidance is effective for annual periods for fiscal years ending after December 15, 2011. Early adoption of this guidance is permitted. This new guidance will only affect the MUFG Group’s disclosures of its significant multiemployer plans, and will not affect the MUFG Group’s financial position and results of operations.

Scope Clarification of Accounting for Derecognition of in Substance Real Estate—In December 2011, the FASB issued new guidance, which resolves the diversity in practice about whether the guidance of real estate sales in property, plant, and equipment applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this guidance, when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

apply the guidance of real estate sales in property, plant, and equipment to determine whether it should derecognize the in substance real estate. For public entities, the amendments in this guidance are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Disclosures about Offsetting Assets and Liabilities—In December 2011, the FASB issued new guidance which facilitates comparison between those entities that prepare their financial statements on the basis of US GAAP and those entities that prepare their financial statements on the basis of IFRS. This guidance requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This guidance is effective for annual periods for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This new guidance will only affect the MUFG Group’s disclosures about offsetting assets and liabilities, and will not affect the MUFG Group’s financial position and results of operations.

2.    INVESTMENT IN MORGAN STANLEY

On September 29, 2008, the MUFG Group and Morgan Stanley completed a final agreement to enter into a strategic capital alliance aiming to build a global strategic alliance primarily in the corporate and investment bank fields. On October 13, 2008, the MUFG Group purchased shares of preferred stock issued by Morgan Stanley. The investment in Morgan Stanley preferred stock consisted of Series B Non-cumulative Non-voting Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) and Series C Non-cumulative Non-voting Perpetual Preferred Stock. On April 21, 2011, the MUFG Group and Morgan Stanley entered into an agreement to convert the Series B Preferred Stock with a face value of ¥808,266 million, into Morgan Stanley’s common stock. On June 30, 2011, the MUFG Group converted the Series B Preferred Stock for approximately 385 million shares of Morgan Stanley’s common stock, including approximately 75 million additional shares resulting from the adjustment to the conversion rate pursuant to the agreement. The adjustment to the conversion rate was recognized as a gain of ¥139,320 million, which was included in Interest income on investment securities in the condensed consolidated statement of income for the six months ended September 30, 2011.

Prior to the conversion, the MUFG Group held approximately 3.0% of the common shares of Morgan Stanley and the investment was included in Investment securities available for sale. As a result of the conversion, the MUFG Group holds approximately 22.4% of the common shares of Morgan Stanley, giving the MUFG Group the ability to exercise significant influence over the operations of Morgan Stanley. Accordingly, the MUFG Group has adopted the equity method of accounting for its investment in Morgan Stanley for the six months ended September 30, 2011. Furthermore, the MUFG Group’s investments, results of operations and retained earnings have been adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during all previous periods. The MUFG Group’s retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011. Following the conversion, the MUFG Group began recognizing its approximately 22.4% interest in Morgan Stanley’s common shares as an investment in an equity method investee included in Other assets.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The previously reported amounts and the adjusted amounts are as follows:

	March 31, 2011
	As previously reported	As adjusted
	(in millions)
Investment securities—Securities available for sale	¥54,435,634	¥54,329,881
Other assets	5,226,412	5,321,120
Other liabilities	4,844,901	4,841,981
Retained earnings—Unappropriated retained earnings	254,411	254,103
Accumulated other changes in equity from nonowner sources, net of taxes	(620,844)	(628,661)

	Six months ended September 30, 2010
	As previously reported	As adjusted
	(in millions, except per share data)
Interest income—Investment securities	¥248,745	¥248,331
Equity in losses of equity method investees	(21,223)	(44,661)
Other non-interest income	72,389	81,640
Income tax expense	375,936	369,996
Net income attributable to Mitsubishi UFJ Financial Group	591,531	582,870
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	41.01	40.39
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	40.92	40.31

Upon qualifying for the equity method of accounting on June 30, 2011, the MUFG Group performed a valuation of its Morgan Stanley investment. As a result of the valuation, the carrying amount of the MUFG Group’s investment in common stock differed from the underlying equity in net assets of Morgan Stanley and the difference was recognized as goodwill.

At September 30, 2011, the quoted market price of Morgan Stanley’s common stock had declined 41% from the quoted market price at June 30, 2011. The quoted market price at September 30, 2011 represented less than half of the MUFG Group’s carrying amount on a per share basis. Given the uncertain economic environment, increasing regulatory challenges and the significant difference between the carrying amount per share and the quoted market price of Morgan Stanley’s common stock, the MUFG Group has recorded an other than temporary impairment loss of ¥579,468 million. The MUFG Group’s investment in Morgan Stanley’s common stock has been adjusted to the quoted market price of Morgan Stanley’s common stock as of September 30, 2011, and the impairment loss has been reflected in Equity in losses of equity method investees in the condensed consolidated statement of income for the six months ended September 30, 2011.

On March 30, 2010, the MUFG Group and Morgan Stanley entered into a securities joint venture agreement to integrate their securities business. See Note 18 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of investment securities available for sale and being held to maturity at March 31, 2011 and September 30, 2011 were as follows:

At March 31, 2011:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥44,756,826	¥75,017	¥112,221		¥44,719,622
Japanese prefectural and municipal bonds	193,712	6,578	9		200,281
Foreign governments and official institutions bonds	973,175	16,472	856		988,791
Corporate bonds	3,058,698	84,262	3,418		3,139,542
Residential mortgage-backed securities	1,140,271	11,593	13,293		1,138,571
Commercial mortgage-backed securities	31,485	181	1,276		30,390
Asset-backed securities	452,280	665	555		452,390
Other debt securities	960	—	—		960
Marketable equity securities	2,642,287	1,073,797	56,750		3,659,334

Total	¥53,249,694	¥1,268,565	¥188,378		¥54,329,881

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,026,443	¥7,987	¥—		¥1,034,430
Japanese prefectural and municipal bonds	22,667	178	—		22,845
Foreign governments and official institutions bonds	893,316	6,758	2,451		897,623
Corporate bonds	138,810	1,165	46		139,929
Asset-backed securities	935,876	32,144	3,930	(1)	964,090
Other debt securities	77	4	—		81

Total	¥3,017,189	¥48,236	¥6,427		¥3,058,998

Note:	(1)	UnionBanCal Corporation (“UNBC”) reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from securities available for sale to securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of transfer remaining in accumulated other changes in equity from nonowner sources in the accompanying condensed consolidated balance sheets was ¥39,915 million before taxes at March 31, 2011 and not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2011:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥47,368,150	¥143,024	¥13,004		¥47,498,170
Japanese prefectural and municipal bonds	195,374	8,024	5		203,393
Foreign governments and official institutions bonds	873,306	16,617	966		888,957
Corporate bonds	2,821,943	83,456	3,106		2,902,293
Residential mortgage-backed securities	1,006,996	11,334	8,296		1,010,034
Commercial mortgage-backed securities	67,298	636	1,417		66,517
Asset-backed securities	458,356	414	—		458,770
Other debt securities	921	1	—		922
Marketable equity securities	2,439,060	819,586	30,377		3,228,269

Total	¥55,231,404	¥1,083,092	¥57,171		¥56,257,325

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥665,748	¥6,085	¥—		¥671,833
Japanese prefectural and municipal bonds	14,597	81	—		14,678
Foreign governments and official institutions bonds	777,439	5,920	2,215		781,144
Corporate bonds	131,683	817	64		132,436
Asset-backed securities	1,002,125	46,181	3,132	(1)	1,045,174
Other debt securities	75	3	—		78

Total	¥2,591,667	¥59,087	¥5,411		¥2,645,343

Note:	(1)	As a result of the reclassification mentioned above, the unrealized losses at the date of transfer remaining in accumulated other changes in equity from nonowner sources in the accompanying condensed consolidated balance sheets was ¥34,218 million before taxes at September 30, 2011 and not included in the table above.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥1,667,220 million and ¥849,725 million at March 31, 2011 and September 30, 2011, respectively, because their fair values were not readily determinable. At March 31, 2011, a considerable portion of the balance consisted of preferred equity securities, including preferred stock issued by Morgan Stanley. On June 30, 2011, MUFG converted Morgan Stanley’s Series B Preferred Stock into Morgan Stanley’s common stock, and applied the equity method of accounting to the investment in Morgan Stanley’s common stock due to its resulting significant influence over Morgan Stanley. The MUFG Group’s investment in Morgan Stanley’s common stock was included in Other assets as an investment in an equity method investee at September 30, 2011. See Note 2 for more information relating to investments in Morgan Stanley. The MUFG Group periodically monitors the status of each investee including the credit rating and changes in the MUFG Group’s share of net assets in the investee as compared with its share at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses exist. See Note 16 for the details of these commonly accepted valuation models.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group performs a self-assessment of the credit ratings of issuers of nonmarketable equity securities. The credit ratings are generally updated once a year based on the annual financial statements of issuers. In addition, if an event that could impact the credit rating of an issuer occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. As a result of these self-assessments, the impairment losses recognized on these nonmarketable securities were ¥2,178 million and ¥5,202 million for the six months ended September 30, 2010 and 2011, respectively.

The impairment of cost-method investments is not evaluated unless valuation models are applicable or there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Accordingly, the MUFG Group did not estimate the fair value of such investments which had an aggregated cost of ¥515,263 million and ¥511,545 million at March 31, 2011 and September 30, 2011, respectively, since it was not practical. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥37,024 million and ¥32,808 million at March 31, 2011 and September 30, 2011, respectively.

See Note 16 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at September 30, 2011 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held to maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥543,376	¥546,354	¥17,002,080
Due from one year to five years	1,073,850	1,086,076	27,442,927
Due from five years to ten years	660,696	692,448	3,842,852
Due after ten years	313,745	320,465	4,741,197

Total	¥2,591,667	¥2,645,343	¥53,029,056

For the six months ended September 30, 2010 and 2011, gross realized gains on sales of investment securities available for sale were ¥176,027 million and ¥156,495 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥10,206 million and ¥26,112 million, respectively.

For the six months ended September 30, 2010 and 2011, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥73,817 million and ¥161,937 million, respectively, which were included in Investment securities gains (losses)—net in the condensed consolidated statements of income. The losses of ¥73,817 million for the six months ended September 30, 2010 included losses of ¥12,551 million from debt securities available for sale mainly classified as corporate bonds, and ¥59,088 million from marketable equity securities. The losses of ¥161,937 million for the six months ended September 30, 2011 included losses of ¥7,258 million from debt securities available for sale mainly classified as corporate bonds, and ¥149,477 million from marketable equity securities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables show the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2011 and September 30, 2011 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2011:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥24,169,306	¥95,292	¥998,080	¥16,929	¥25,167,386	¥112,221	136
Japanese prefectural and municipal bonds	10,111	9	—	—	10,111	9	6
Foreign governments and official institutions bonds	96,431	855	524	1	96,955	856	43
Corporate bonds	309,067	2,051	148,667	1,367	457,734	3,418	3,155
Residential mortgage-backed securities	528,791	10,281	32,139	3,012	560,930	13,293	281
Commercial mortgage-backed securities	—	—	22,236	1,276	22,236	1,276	13
Asset-backed securities	16,708	56	35,961	499	52,669	555	23
Marketable equity securities	504,958	56,604	542	146	505,500	56,750	122

Total	¥25,635,372	¥165,148	¥1,238,149	¥23,230	¥26,873,521	¥188,378	3,779

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥191,109	¥1,255	¥47,145	¥1,196	¥238,254	¥2,451	23
Corporate bonds	7,120	46	—	—	7,120	46	4
Asset-backed securities	259,446	3,840	126,948	90	386,394	3,930	247

Total	¥457,675	¥5,141	¥174,093	¥1,286	¥631,768	¥6,427	274

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2011:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥20,826,253	¥5,802	¥797,962	¥7,202	¥21,624,215	¥13,004	66
Japanese prefectural and municipal bonds	9,995	5	—	—	9,995	5	1
Foreign governments and official institutions bonds	125,781	437	16,074	529	141,855	966	44
Corporate bonds	356,706	2,249	103,927	857	460,633	3,106	2,374
Residential mortgage-backed securities	377,186	5,501	27,615	2,795	404,801	8,296	223
Commercial mortgage-backed securities	22,674	252	21,719	1,165	44,393	1,417	39
Asset-backed securities	1,857	—	379	—	2,236	—	5
Marketable equity securities	239,878	30,127	509	250	240,387	30,377	172

Total	¥21,960,330	¥44,373	¥968,185	¥12,798	¥22,928,515	¥57,171	2,924

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥13,418	¥72	¥80,349	¥2,143	¥93,767	¥2,215	7
Corporate bonds	1,337	64	—	—	1,337	64	2
Asset-backed securities	203,029	3,132	124,486	—	327,515	3,132	225

Total	¥217,784	¥3,268	¥204,835	¥2,143	¥422,619	¥5,411	234

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other than temporary status of the unrealized losses.

Japanese national government and Japanese government agency bonds, Foreign governments bonds and official institutions bonds

As of September 30, 2011, the unrealized losses associated with Japanese national government bonds, Japanese government agency bonds, foreign governments bonds and foreign official institutions bonds are not expected to have any credit losses due to the creditworthiness of sovereign countries and related entities which are guaranteed by the governments, and such unrealized losses are primarily driven by changes in interest rates, not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying condensed consolidated statements of income.

Residential and commercial mortgage-backed securities

As of September 30, 2011, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSE”) of the United States and collateralized by residential mortgage loans, are expected to be primarily driven by changes in interest rates and not due to credit losses. The unrealized losses associated with other non-agency residential and commercial

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

mortgage-backed securities issued by financial institutions with no guarantee from GSE are expected to be primarily driven by rated investment grade, and with consideration of other factors, such as expected cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. As such, no impairment was recorded in the accompanying condensed consolidated statements of income.

Asset-backed securities

As of September 30, 2011, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize a diversified pool of loan assets into multiple classes of notes from the cash flows generated by such loans, and pay the note holders through the receipt of interest and principal repayments from the underlying loans. Certain of these CLOs are highly illiquid securities for which fair values are difficult to obtain. Unrealized losses arise from widening credit spreads, credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment (“OTTI”), which is performed when the fair value of a security is lower than its amortized cost. Based on the analysis performed as of September 30, 2011, no OTTI was recorded.

Corporate bonds

As of September 30, 2011, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the corporate bonds are sold or matured. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	Six months ended September 30,
	2010	2011
	(in millions)
Balance at beginning of period	¥36,591	¥35,458

Additions:
Initial credit impairments	8,828	4,502
Subsequent credit impairments	3,723	2,756

Reductions:
Securities sold or matured	(11,908)	(9,770)

Balance at end of period	¥37,234	¥32,946

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2010 and 2011 was ¥26,613 million and ¥20,298 million, respectively. Of which, the credit loss component recognized in earnings was ¥37,234 million and ¥32,946 million, and the remaining amount related to all other factors recognized in accumulated other changes in equity from nonowner sources before taxes was ¥10,621 million and ¥12,648 million at September 30, 2010 and 2011, respectively.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2011, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2011 and September 30, 2011 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2011	September 30, 2011
	(in millions)
Domestic:
Manufacturing	¥11,248,033	¥11,541,792
Construction	1,280,899	1,211,955
Real estate	11,660,798	11,233,897
Services	3,417,689	3,180,294
Wholesale and retail	8,443,580	8,266,411
Banks and other financial institutions(1)	3,421,419	3,274,124
Communication and information services	1,249,272	1,242,428
Other industries	8,410,092	8,165,703
Consumer	18,420,864	17,939,937

Total domestic	67,552,646	66,056,541

Foreign:
Governments and official institutions	516,637	528,844
Banks and other financial institutions(1)	3,565,502	3,798,972
Commercial and industrial	13,116,390	13,619,545
Other	2,853,671	3,014,011

Total foreign	20,052,200	20,961,372

Unearned income, unamortized premiums—net and deferred loan fees—net	(102,871)	(100,965)

Total(2)	¥87,501,975	¥86,916,948

Notes:	(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥65,162 million at March 31, 2011 and ¥50,719 million at September 30, 2011, which are carried at the lower of cost or estimated fair value.

The following is a summary of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in millions)
Nonaccrual loans	¥1,169,179	¥1,122,053
Restructured loans	839,550	945,503
Accruing loans contractually past due 90 days or more	55,748	63,569

Total	¥2,064,477	¥2,131,125

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group divides its loan portfolio into the following segments—Commercial, Residential, Card and UNBC based on the segments used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further divides the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2011 for further information.

Nonaccrual Loans

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

The nonaccrual status of loans by class at March 31, 2011 and September 30, 2011 is shown below:

	March 31, 2011	September 30, 2011
	(in millions)
Commercial
Domestic	¥686,084	¥720,441
Manufacturing	137,275	152,186
Construction	48,338	42,234
Real estate	128,282	113,215
Services	74,234	77,421
Wholesale and retail	171,870	193,114
Banks and other financial institutions	7,238	7,942
Communication and information services	32,978	38,121
Other industries	36,163	42,932
Consumer	49,706	53,276
Foreign-excluding UNBC	102,869	60,184
Residential	129,777	128,062
Card	141,445	128,146
UNBC	78,623	58,492

Total(1)	¥1,138,798	¥1,095,325

Note:	(1)

At March 31, 2011 and September 30, 2011, total loans in the above table do not include loans held for sale of ¥548 million and ¥391 million, respectively, and loans acquired with deteriorated credit quality of ¥29,833 million and ¥26,337 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans by class at March 31, 2011:

	Recorded Loan Balance
At March 31, 2011:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
			(in millions)
Commercial
Domestic	¥943,041	¥265,039	¥1,208,080	¥1,282,887	¥521,797
Manufacturing	257,443	45,046	302,489	311,359	139,522
Construction	51,092	22,244	73,336	78,027	31,626
Real estate	118,840	64,139	182,979	207,373	56,099
Services	136,659	36,066	172,725	186,939	68,946
Wholesale and retail	235,655	49,312	284,967	295,069	144,049
Banks and other financial institutions	3,592	6,266	9,858	11,993	1,658
Communication and information services	45,353	12,572	57,925	59,482	26,416
Other industries	43,028	8,246	51,274	51,981	30,931
Consumer	51,379	21,148	72,527	80,664	22,550
Foreign-excluding UNBC	132,442	1,157	133,599	134,294	66,066
Loans acquired with deteriorated credit quality	37,125	147	37,272	60,799	11,826
Residential	277,704	29,527	307,231	393,742	87,450
Card	149,953	1,766	151,719	173,568	46,963
UNBC	51,530	3,667	55,197	68,452	9,793

Total(2)	¥1,591,795	¥301,303	¥1,893,098	¥2,113,742	¥743,895

Notes:	(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
	(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥4,726 million at March 31, 2011.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information about impaired loans by class at September 30, 2011 and average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2011:

	At September 30, 2011					Six months ended September 30, 2011
	Recorded Loan Balance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance	Average Recorded Loan Balance	Recognized Interest Income
				(in millions)
Commercial
Domestic	¥1,013,940	¥261,637	¥1,275,577	¥1,346,573	¥559,335	¥1,241,661	¥10,997
Manufacturing	289,741	45,494	335,235	349,949	156,475	318,863	3,202
Construction	37,866	22,599	60,465	67,859	22,080	66,902	745
Real estate	121,423	53,111	174,534	192,088	55,454	178,685	1,161
Services	142,352	36,459	178,811	190,610	71,910	175,769	1,709
Wholesale and retail	266,205	59,457	325,662	333,421	163,927	305,315	2,805
Banks and other financial institutions	9,703	205	9,908	12,103	2,350	9,884	29
Communication and information services	42,590	14,037	56,627	58,362	26,121	57,276	612
Other industries	49,720	8,736	58,456	58,859	36,818	54,865	476
Consumer	54,340	21,539	75,879	83,322	24,200	74,102	258
Foreign-excluding UNBC	124,579	5,107	129,686	130,178	71,566	132,471	395
Loans acquired with deteriorated credit quality	36,067	219	36,286	58,705	12,023	36,672	1,967
Residential	296,377	25,273	321,650	404,779	91,364	314,440	3,662
Card	151,004	1,744	152,748	173,830	50,720	152,234	3,474
UNBC	28,457	10,090	38,547	48,582	3,620	46,823	391

Total(2)	¥1,650,424	¥304,070	¥1,954,494	¥2,162,647	¥788,628	¥1,924,301	¥20,886

Notes:	(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
	(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥1,687 million at September 30, 2011.

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2011 and September 30, 2011 are shown below:

At March 31, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥45,354,265	¥4,357,196	¥686,431	¥50,397,892
Manufacturing	9,957,029	1,141,101	137,275	11,235,405
Construction	1,007,788	223,791	48,306	1,279,885
Real estate	9,793,308	1,023,691	128,401	10,945,400
Services	2,878,813	445,863	74,234	3,398,910
Wholesale and retail	7,411,408	829,277	171,870	8,412,555
Banks and other financial institutions	3,110,731	298,554	7,238	3,416,523
Communication and information services	1,074,367	140,614	32,978	1,247,959
Other industries	8,210,660	156,090	36,163	8,402,913
Consumer	1,910,161	98,215	49,966	2,058,342
Foreign-excluding UNBC	14,992,355	1,006,010	39,490	16,037,855
Loans acquired with deteriorated credit quality	41,144	56,201	22,119	119,464

Total	¥60,387,764	¥5,419,407	¥748,040	¥66,555,211

At March 31, 2011:	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥16,015,242	¥134,773	¥16,150,015
Card	¥727,880	¥144,163	¥872,043

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
At March 31, 2011:	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,715,853	¥21,595	¥1,767,355	¥275,762	¥3,780,565

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥181,850 million. See Note 5 for more information on FDIC covered loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥44,521,871	¥4,121,114	¥720,797	¥49,363,782
Manufacturing	10,392,185	984,561	152,186	11,528,932
Construction	948,850	219,897	42,197	1,210,944
Real estate	9,483,720	984,103	113,351	10,581,174
Services	2,671,049	413,556	77,421	3,162,026
Wholesale and retail	7,224,137	815,547	193,115	8,232,799
Banks and other financial institutions	2,977,563	283,555	7,942	3,269,060
Communication and information services	1,087,170	116,517	38,121	1,241,808
Other industries	7,940,645	174,176	42,932	8,157,753
Consumer	1,796,552	129,202	53,532	1,979,286
Foreign-excluding UNBC	15,982,209	884,337	60,247	16,926,793
Loans acquired with deteriorated credit quality	37,390	60,907	20,235	118,532

Total	¥60,541,470	¥5,066,358	¥801,279	¥66,409,107

At September 30, 2011:	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,628,225	¥131,821	¥15,760,046
Card	¥676,840	¥130,490	¥807,330

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
At September 30, 2011:	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,778,886	¥21,393	¥1,828,212	¥205,700	¥3,834,191

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥156,520 million. See Note 5 for more information on FDIC covered loans.

The MUFG Group categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts assessment on the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans have been deemed restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to Become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined by the number of delinquent payments.

Commercial loans within the UNBC segment are categorized as either Pass or Criticized based on the internal credit rating assigned to each borrower. Criticized loans include those loans that are potentially weak, as the borrower has begun to exhibit deteriorating trends, well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt, and critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

The credit quality indicators at March 31, 2011 are based on March 31, 2011 information with respect to the Commercial, Residential and Card segments, and are mainly based on December 31, 2010 information with respect to the UNBC segment. The credit quality indicators at September 30, 2011 are based on September 30, 2011 information with respect to the Commercial, Residential and Card segments, and are mainly based on June 30, 2011 information with respect to the UNBC segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Past Due Analysis

Age analysis of past due loans by class at March 31, 2011 and September 30, 2011 are shown below:

At March 31, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥55,100	¥98,225	¥153,325	¥50,244,567	¥50,397,892	¥8,640
Manufacturing	10,355	9,485	19,840	11,215,565	11,235,405	30
Construction	6,346	4,456	10,802	1,269,083	1,279,885	42
Real estate	6,365	37,688	44,053	10,901,347	10,945,400	3,182
Services	6,505	10,317	16,822	3,382,088	3,398,910	457
Wholesale and retail	11,774	11,921	23,695	8,388,860	8,412,555	116
Banks and other financial institutions	24	6,213	6,237	3,410,286	3,416,523	6
Communication and information services	5,814	5,047	10,861	1,237,098	1,247,959	15
Other industries	1,487	4,496	5,983	8,396,930	8,402,913	4
Consumer	6,430	8,602	15,032	2,043,310	2,058,342	4,788
Foreign-excluding UNBC	1,068	74,054	75,122	15,962,733	16,037,855	—
Residential	93,200	55,485	148,685	15,978,909	16,127,594	46,265
Card	34,107	79,196	113,303	742,264	855,567	—
UNBC	24,610	27,951	52,561	3,786,856	3,839,417	163

Total	¥208,085	¥334,911	¥542,996	¥86,715,329	¥87,258,325	¥55,068

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
	(2)	Total loans of UNBC do not include ¥9,450 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. See Note 5 for more information on FDIC covered loans.

At September 30, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥49,460	¥89,165	¥138,625	¥49,225,157	¥49,363,782	¥9,737
Manufacturing	3,397	12,129	15,526	11,513,406	11,528,932	92
Construction	2,044	3,577	5,621	1,205,323	1,210,944	240
Real estate	7,941	25,197	33,138	10,548,036	10,581,174	3,243
Services	5,274	7,982	13,256	3,148,770	3,162,026	240
Wholesale and retail	11,309	12,000	23,309	8,209,490	8,232,799	466
Banks and other financial institutions	1	57	58	3,269,002	3,269,060	2
Communication and information services	10,961	4,910	15,871	1,225,937	1,241,808	19
Other industries	909	12,500	13,409	8,144,344	8,157,753	13
Consumer	7,624	10,813	18,437	1,960,849	1,979,286	5,422
Foreign-excluding UNBC	1,802	11,763	13,565	16,913,228	16,926,793	—
Residential	94,966	59,099	154,065	15,584,491	15,738,556	52,932
Card	28,983	60,479	89,462	702,440	791,902	—
UNBC	23,250	23,170	46,420	3,843,459	3,889,879	135

Total	¥198,461	¥243,676	¥442,137	¥86,268,775	¥86,710,912	¥62,804

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
	(2)	Total loans of UNBC do not include ¥5,813 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. See Note 5 for more information on FDIC covered loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Allowance for Credit Losses

Changes in the allowance for credit losses for the six months ended September 30, 2010 was as follows:

Six months ended September 30, 2010
(in millions)
Balance at beginning of period	¥1,315,615
Provision for credit losses	186,314
Charge-offs	(215,169)
Less—Recoveries	22,250

Net charge-offs	(192,919)
Others(1)	(14,739)

Balance at end of period	¥1,294,271

Note:	(1)	Others principally include gains from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2011 are shown below:

At March 31, 2011:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	¥587,863	¥86,514	¥46,963	¥9,793	¥731,133
Collectively evaluated for impairment	277,130	76,734	35,265	85,209	474,338
Loans acquired with deteriorated credit quality	30,618	1,967	379	2,021	34,985

Allowance for credit losses total	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,341,679	¥300,756	¥150,716	¥55,197	¥1,848,348
Collectively evaluated for impairment	65,094,068	15,826,839	704,851	3,793,669	85,419,427
Loans acquired with deteriorated credit quality	119,464	22,420	16,476	113,549	271,909

Total loans(1)	¥66,555,211	¥16,150,015	¥872,043	¥3,962,415	¥87,539,684

Note:	(1)	Total loans in the above table do not include loans held for sale.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2011 and recorded investment in loans by portfolio segment at September 30, 2011 are shown below:

Six months ended September 30, 2011:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period:	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456
Provision for credit losses	69,300	16,404	19,695	(16,057)	89,342
Charge-offs	(65,294)	(12,322)	(23,926)	(16,056)	(117,598)
Recoveries	19,061	113	889	2,616	22,679
Others(2)	(5,909)	—	—	(813)	(6,722)

Balance at end of period:
Individually evaluated for impairment	¥630,901	¥90,196	¥50,720	¥3,620	¥775,437
Collectively evaluated for impairment	245,624	76,382	28,205	61,801	412,012
Loans acquired with deteriorated credit quality	36,244	2,832	340	1,292	40,708

Allowance for credit losses total	¥912,769	¥169,410	¥79,265	¥66,713	¥1,228,157

Loans:
Balance at end of period:
Individually evaluated for impairment	¥1,405,263	¥315,472	¥151,699	¥38,547	¥1,910,981
Collectively evaluated for impairment	64,885,312	15,423,084	640,203	3,857,145	84,805,744
Loans acquired with deteriorated credit quality	118,532	21,490	15,428	95,019	250,469

Total loans(1)	¥66,409,107	¥15,760,046	¥807,330	¥3,990,711	¥86,967,194

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Others principally include gains from foreign exchange translation.

Government-led Loan Restructuring Program

In September 2011, the deposits of ¥161,435 million with the New Fund of the Government-led Loan Restructuring Program, which were included in Other assets at March 31, 2011, were fully collected according to their terms. See Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2011 for further information about Government-led Loan Restructuring Program.

Loan Securitization

During the fiscal year ended March 31, 2009, the MUFG Group securitized commercial loans without recourse of ¥68,090 million to a special purpose entity which was accounted for as a trust. The MUFG Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. The MUFG Group had no significant securitization transactions accounted for as sales for the six months ended September 30, 2010 and 2011.

The initial fair value of the senior beneficial interests at the date of the securitization was estimated based on the present value of future expected cash flows using inputs which are observable for the asset or liability either directly or indirectly and amounted to ¥57,461 million which was initially classified as Level 2 assets within the fair value hierarchy. The key inputs and assumptions used in measuring the initial fair value were one month forward rates of 0.33% to 1.07% and anticipated credit spreads of 1.73% to 4.83%. A possibility of prepayment was not considered in measuring fair value because it was not assumed to occur for commercial loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values, and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The fair value of the senior beneficial interests was ¥22,032 million and ¥21,706 million at March 31, 2011 and September 30, 2011, respectively. The purpose of the special purpose entity is to hold and manage only loans without recourse. The following table reflects principal amounts related to assets and liabilities of the special purpose entity at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in millions)
Principal amounts of commercial loans in trusts	¥25,638	¥25,195

Senior beneficial interests retained by the MUFG Group	¥22,854	¥22,433
Subordinated beneficial interests sold to investors	2,784	2,762

Total beneficial interests	¥25,638	¥25,195

The MUFG Group provides servicing for beneficial interests in the securitized loans. However, no servicing assets or liabilities were recorded as a result of this transaction since the MUFG Group received adequate compensation. The MUFG Group has never provided contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders during or before the present period. Also, there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2011 and September 30, 2011, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

	March 31, 2011	September 30, 2011
One month forward rate	(0.22) – 0.79%	(0.25) – 0.78%
Credit spread	2.80 – 7.20%	2.64 – 6.81%

At March 31, 2011 and September 30, 2011, the sensitivities of the fair value of the senior beneficial interests to an immediate adverse change of 10 basis points (“bp”) and 20bp, and 10% and 20% were as follows:

	March 31, 2011	September 30, 2011
One month forward rate:
Impact of 10bp adverse change	99.85 – 99.92%	99.82 – 99.97%
Impact of 20bp adverse change	99.70 – 99.84%	99.64 – 99.94%

Credit spread:
Impact of 10% adverse change	99.02 – 99.79%	98.86 – 99.93%
Impact of 20% adverse change	98.04 – 99.57%	97.72 – 99.85%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumptions; in reality, changes could be correlated, and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The table below summarizes certain cash flows between the MUFG Group and the special purpose entity for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in millions)
Cash flows from collections received on senior beneficial interests	¥9,730	¥422
Cash flows from dividends on senior beneficial interests	127	63
Servicing fees collected	2	1

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at March 31, 2011 and September 30, 2011. No credit losses were incurred from those loans for the six months ended September 30, 2010 and 2011.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

UNBC

On April 16 and 30, 2010, Union Bank, N.A. (“Union Bank”), a subsidiary of UNBC, entered into Purchase and Assumption Agreements with the FDIC to acquire certain assets and assume certain liabilities of Tamalpais Bank and Frontier Bank, respectively, and thereby recorded goodwill and core deposit intangible assets of ¥8,068 million and ¥1,648 million, respectively. During its fiscal year ended December 31, 2010, UNBC’s management reviewed and adjusted the acquisition date fair values. In connection with the acquisition, Union Bank also entered into two loss share agreements with the FDIC—one for single-family residential mortgage loans and another for commercial loans, the related unfunded commitments and other covered assets.

Goodwill

The table below presents the changes in the carrying amount of goodwill during the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in millions)
Balance at beginning of period
Goodwill	¥2,122,054	¥2,103,948
Accumulated impairment losses	(1,740,556)	(1,740,556)

	381,498	363,392

Goodwill acquired during the six months	8,068	—
Foreign currency translation adjustments and other	(8,801)	(2,620)

Balance at end of period
Goodwill	2,121,321	2,101,328
Accumulated impairment losses	(1,740,556)	(1,740,556)

	¥380,765	¥360,772

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in millions)
Intangible assets subject to amortization:
Software	¥534,462	¥526,007
Core deposit intangibles	255,208	233,604
Customer relationships	94,235	112,160
Trade names	41,370	40,250
Other	1,525	1,386

Total	926,800	913,407
Intangible assets not subject to amortization:
Indefinite-lived customer relationships	42,224	—
Indefinite-lived trade names	4,459	4,459
Other	18,038	9,730

Total	64,721	14,189

Total	¥991,521	¥927,596

The impairment losses on intangible assets for the six months ended September 30, 2010 and 2011 were ¥16,363 million and ¥27,040 million, respectively. The loss for the six months ended September 30, 2010 was mainly related to customer relationships under the Integrated Trust Assets Business Group, which were not subject to amortization. The intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the global financial environment, where low interest rates were expected to continue, and the appreciation of the Japanese yen against major currencies, and its adverse impact to the growth prospect of trust assets. Accordingly, the MUFG Group reevaluated the intangible assets and recognized an impairment loss.

The impairment loss for the six months ended September 30, 2011 included a loss of ¥8,334 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group, which were not subject to amortization, and a loss of ¥18,554 million relating to the customer relationships from fund contracts under the Integrated Trust Assets Business Group, which were reclassified from intangible assets not subject to amortization to those subject to amortization at September 30, 2011. The intangible assets were valued based on discounted expected future cash flows. The MUFG Group incorporated the recent further deteriorated business environment of the credit card business into its future cash flows projection of the above contractual rights. Also, the estimated future cash flows of the above customer relationships from fund contracts were revised downward due to the recent global financial market instability and its adverse impact on the expected growth prospects of trust assets. Accordingly, the MUFG Group reevaluated the intangible assets and recognized impairment losses. In relation to the estimate of useful lives of the customer relationships, see Note 1 “Change in Accounting Estimates” section for the details.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6.    PLEDGED ASSETS

At September 30, 2011, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2011
(in millions)
Trading account securities	¥12,465,402
Investment securities	6,695,421
Loans	6,719,371
Other	57,663

Total	¥25,937,857

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2011
(in millions)
Deposits	¥226,226
Call money and funds purchased	535,145
Payables under repurchase agreements and securities lending transactions	14,631,886
Other short-term borrowings and long-term debt	10,500,933
Other	43,667

Total	¥25,937,857

In addition, at September 30, 2011, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating ¥17,778,710 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

At March 31, 2011 and September 30, 2011, the cash collateral paid for derivative transactions, which is included in Other assets, was ¥766,617 million and ¥815,444 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥337,192 million and ¥499,557 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of pension benefits, severance indemnities plans (“SIP”s) and other benefits for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2010	2011	2010		2011
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥19,337	¥20,002	¥3,181	¥471	¥3,036	¥536
Interest costs on projected benefit obligation	16,947	16,073	5,642	684	5,458	618
Expected return on plan assets	(28,427)	(28,002)	(7,869)	(565)	(7,315)	(566)
Amortization of net actuarial loss	7,019	14,018	1,864	259	1,922	250
Amortization of prior service cost	(5,230)	(5,270)	17	(32)	15	(29)
Amortization of net obligation at transition	—	—	—	60	—	54
Loss on settlement and curtailment	2,269	3,151	—	—	—	—

Net periodic benefit cost	¥11,915	¥19,972	¥2,835	¥877	¥3,116	¥863

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2011 and expects to contribute for the remainder of the fiscal year ending March 31, 2012 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2011	¥21.4	¥1.4	¥0.6
For the remainder of the fiscal year ending March 31, 2012	¥23.2	¥1.2	¥0.6

8.    PREFERRED STOCK

The number of shares of preferred stock authorized and outstanding, and aggregate amount of liquidation preference at March 31, 2011 and September 30, 2011 was as follows:

	March 31, 2011			September 30, 2011
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount of liquidation preference	Number of shares– authorized	Number of shares– outstanding	Aggregate amount of liquidation preference
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	—	¥—	120,000,000	—	¥—
Class 5	400,000,000	156,000,000	390,000	400,000,000	156,000,000	390,000
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	1,000	1	1,000	1,000	1

			¥390,001			¥390,001

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Preferred stock included in Capital stock on the condensed consolidated balance sheets at March 31, 2011 and September 30, 2011 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred stock.

On April 1, 2010, MUFG acquired 100,000,000 shares of Class 3 Preferred Stock. On the same day, these 100,000,000 shares of Class 3 Preferred Stock were cancelled.

See Note 15 to the consolidated financial statements for the fiscal year ended March 31, 2011 for further information about preferred stock.

9.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥582,870	¥190,964
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 18)	20,550	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 18)	—	(12,000)
Other	39	(165)

Net transfers from (to) the noncontrolling interest shareholders	20,589	(12,165)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥603,459	¥178,799

10.    EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders of Mitsubishi UFJ Financial Group by the weighted average number of MUFG’s common shares outstanding for the period. On the other hand, diluted EPS was adjusted in its computation as if all dilutive potential common shares that were outstanding during the period would be changed to common shares.

The weighted average number of MUFG’s common shares used in the computations of basic EPS and diluted EPS were 14,133,196 thousand shares and 14,144,658 thousand shares, respectively, for the six months ended September 30, 2010. The weighted average number of MUFG’s common shares used in the computations of basic EPS and diluted EPS were 14,138,985 thousand shares and 14,153,244 thousand shares, respectively, for the six months ended September 30, 2011.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For the six months ended September 30, 2010, Class 11 preferred stock, convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and stock options issued by MUFG were included in the computation of diluted EPS as they could potentially dilute EPS in the future.

For the six months ended September 30, 2011, Class 11 preferred stock, convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and stock options issued by MUFG were included in the computation of diluted EPS as they could potentially dilute EPS in the future.

In computing the number of the potentially dilutive common shares, Class 11 Preferred Stock has been based on the conversion price at the end of the period of ¥865.9 for the six months ended September 30, 2010 and 2011.

11.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rates, foreign currencies, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MUFG Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of the MUFG’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expense on hedged variable-rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate volatility of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal periods end on December 31.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CDs”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the changes in cash flows attributable to changes in the designated benchmark rate (i.e., US dollar LIBOR). In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical at inception. Cash flow hedging instruments currently being utilized include purchased caps and interest rate swaps. At June 30, 2011, the weighted average remaining life of the currently active cash flow hedges was approximately 1.9 years.

UNBC terminated ¥80.7 billion notional amount of interest rate swaps concurrent with the issuance of ¥80.7 billion of fixed rate debt. The swaps were accounted for as a cash flow hedge and were used to mitigate the changes in cash flows on the forecasted fixed rate debt. At termination, UNBC had a related unrealized gain of ¥1,149 million, which will be amortized into interest expense over the life of the debt. UNBC realized minimal ineffectiveness as result of the termination.

UNBC used purchased interest rate caps with a notional amount of ¥80.7 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC used interest rate swaps with a notional amount of ¥92.8 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed borrowings. Payments received (or paid) under the swap contract offset fluctuations in borrowing interest expense caused by changes in the relevant LIBOR index.

UNBC used purchased interest rate caps with a notional amount of ¥242.2 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate component of forecasted issuances of short-term, fixed rate CDs. Net payments to be received under the cap contract offset increases in interest expense if the relevant LIBOR index rises above the cap’s strike rate.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched to an equal principal amount of loans, CDs, or borrowings, the index and repricing frequencies of the hedging instruments match those of the loans, CDs, or borrowings and the period in which the designated hedged cash flows occurs is equal to the term of the hedge instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedging instruments versus those of the loans, CDs or borrowings.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness and any non qualifying hedge components are recognized in noninterest expense in the period in which they arise. At June 30, 2011, UNBC expects to reclassify approximately ¥689 million of net losses from accumulated other comprehensive income to net interest income during the twelve months ending June 30, 2012. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to June 30, 2011.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2011 and September 30, 2011:

	Notional amounts(1)
	March 31, 2011	September 30, 2011
	(in trillions)
Interest rate contracts	¥967.6	¥966.9
Foreign exchange contracts	121.6	123.8
Equity contracts	2.1	3.0
Commodity contracts	2.0	1.9
Credit derivatives	7.1	6.7
Others	1.2	1.2

Total	¥1,101.6	¥1,103.5

Note:	(1)	Includes both written and purchased position.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2011 and September 30, 2011:

	Fair value of derivative instruments(1)(5)
At March 31, 2011:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,420	¥2	¥7,422
Foreign exchange contracts	2,315	—	2,315
Equity contracts	82	—	82
Commodity contracts	171	—	171
Credit derivatives	45	—	45

Total derivative assets	¥10,033	¥2	¥10,035

Derivative liabilities:
Interest rate contracts	¥7,330	¥—	¥7,330
Foreign exchange contracts	2,279	—	2,279
Equity contracts	85	—	85
Commodity contracts	137	—	137
Credit derivatives	47	—	47
Others(6)	(117)	—	(117)

Total derivative liabilities	¥9,761	¥—	¥9,761

	Fair value of derivative instruments(1)(5)
At September 30, 2011:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥8,683	¥—	¥8,683
Foreign exchange contracts	2,884	—	2,884
Equity contracts	64	—	64
Commodity contracts	160	—	160
Credit derivatives	67	—	67
Others	1	—	1

Total derivative assets	¥11,859	¥—	¥11,859

Derivative liabilities:
Interest rate contracts	¥8,643	¥—	¥8,643
Foreign exchange contracts	2,474	—	2,474
Equity contracts	93	—	93
Commodity contracts	127	—	127
Credit derivatives	60	—	60
Others(6)	(110)	—	(110)

Total derivative liabilities	¥11,287	¥—	¥11,287

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are presented in Other assets or Other liabilities.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 16.
(6)	Others include bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and on Accumulated Other Changes in Equity from Nonowner Sources

The following tables reflect more detailed information regarding the derivative-related impact on the condensed consolidated statements of income by accounting designation for the six months ended September 30, 2010 and 2011:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
Six months ended September 30, 2010:	Foreign exchange gains—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥113	¥113
Foreign exchange contracts	159	—	159
Equity contracts	—	102	102
Commodity contracts	—	(1)	(1)
Credit derivatives	—	(7)	(7)
Others	—	(14)	(14)

Total	¥159	¥193	¥352

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
Six months ended September 30, 2011:	Foreign exchange gains—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥90	¥90
Foreign exchange contracts	46	—	46
Equity contracts	—	46	46
Commodity contracts	—	13	13
Credit derivatives	—	8	8
Others	—	(12)	(12)

Total	¥46	¥145	¥191

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
Six months ended September 30, 2010:	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥(1)	Interest income	¥3		¥—

Total	¥(1)		¥3		¥—

	Gains and losses for derivatives designated as cash flow hedges
Six months ended September 30, 2011:	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥(1)	Interest income	¥—		¥—

Total	¥(1)		¥—		¥—

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the condensed consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include primarily single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2011 and September 30, 2011:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2011:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥611,719	¥1,876,565	¥73,711	¥2,561,995	¥(10,589)
Non-investment grade	108,045	179,289	249	287,583	(1,611)
Not rated	9,872	13,505	—	23,377	(60)

Total	729,636	2,069,359	73,960	2,872,955	(12,260)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	93,121	47,755	86,016	226,892	(661)
Non-investment grade	3,520	36,908	—	40,428	15
Not rated	—	8,847	—	8,847	(184)

Total	96,641	93,510	86,016	276,167	(830)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	30,669	367,549	2,000	400,218	(7,247)
Non-investment grade	—	30,155	—	30,155	(383)
Not rated	—	6,939	—	6,939	240

Total	30,669	404,643	2,000	437,312	(7,390)

Total index and basket credit default swaps sold	127,310	498,153	88,016	713,479	(8,220)

Total credit default swaps sold	¥856,946	¥2,567,512	¥161,976	¥3,586,434	¥(20,480)

Credit-linked notes(3)	¥—	¥33,217	¥174,436	¥207,653	¥(117,870)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At September 30, 2011:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥540,123	¥1,739,886	¥117,662	¥2,397,671	¥9,067
Non-investment grade	111,764	170,492	3,586	285,842	6,404
Not rated	9,072	17,334	—	26,406	12

Total	660,959	1,927,712	121,248	2,709,919	15,483

Index and basket credit default swaps held by BTMU:
Investment grade(2)	50,812	30,980	110,476	192,268	4,350
Non-investment grade	27,666	30,248	—	57,914	406
Not rated	—	7,726	—	7,726	(39)

Total	78,478	68,954	110,476	257,908	4,717
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	39,176	316,978	12,000	368,154	(453)
Non-investment grade	20,235	11,402	—	31,637	(20)
Not rated	1,173	9,735	—	10,908	225

Total	60,584	338,115	12,000	410,699	(248)

Total index and basket credit default swaps sold	139,062	407,069	122,476	668,607	4,469

Total credit default swaps sold	¥800,021	¥2,334,781	¥243,724	¥3,378,526	¥19,952

Credit-linked notes(3)	¥—	¥94,493	¥89,075	¥183,568	¥(97,874)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
	(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and Standard & Poor’s (“S&P”) credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuers of the notes. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUSHD and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥19 billion and ¥2,848 billion, respectively, at March 31, 2011, and approximately ¥13 billion and ¥2,621 billion, respectively, at September 30, 2011.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2011 and September 30, 2011 was approximately ¥3.8 trillion and ¥4.0 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥346 billion and ¥295 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥218 billion and ¥147 billion, respectively, as of March 31, 2011 and ¥147 billion and ¥103 billion, respectively, as of September 30, 2011.

Note:

The balances of aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position, posted collateral and additional collateral which could be requested if the MUFG Group’s debt falls below investment grade at March 31, 2011 have been restated as follows:

	March 31, 2011
	As previously reported	As restated
	(in trillions)
Aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position	¥3.5	¥3.8

	(in billions)
Posted collateral	¥329	¥346
Additional collateral which could be requested if the MUFG Group’s debt falls below investment grade	204	218

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2011. The table below presents the contractual or notional amounts of such guarantees at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in billions)
Standby letters of credit and financial guarantees	¥3,592	¥3,334
Performance guarantees	2,213	1,961
Derivative instruments(1)	152,663	141,253
Liabilities of trust accounts	4,931	4,437
Other	130	122

Total	¥163,529	¥151,107

Note:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default within its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following table.

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2011 and September 30, 2011. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

At March 31, 2011:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,592	¥3,356	¥215	¥13	¥8
Performance guarantees	2,213	2,147	49	2	15

Total	¥5,805	¥5,503	¥264	¥15	¥23

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2011:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,334	¥3,101	¥211	¥14	¥8
Performance guarantees	1,961	1,902	47	1	11

Total	¥5,295	¥5,003	¥258	¥15	¥19

Notes:	(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans have been deemed restructured loans or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to Become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2011.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2011. The table below presents the contractual amounts with regard to such instruments at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in billions)
Commitments to extend credit	¥62,141	¥63,362
Commercial letters of credit	641	682
Commitments to make investments	113	101
Other	16	7

13.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Law. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest increased due to such decisions and other regulatory changes. At March 31, 2011 and September 30, 2011, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥136,906 million and ¥114,895 million, respectively. In relation to the estimate of allowance, see Note 1 “Change in Accounting Estimates” section for the details. The expenses recognized relating to the allowance for the six months ended September 30, 2010 and 2011 were not material. For the six months ended September 30, 2010 and 2011, an MUFG’s equity method investee had a negative impact of ¥27,085 million and nil, respectively, on Equity in losses of equity method investees in the condensed consolidated statements of income.

Litigation

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

14.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2011 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the condensed consolidated balance sheets at March 31, 2011 and September 30, 2011.

Consolidated VIEs	Consolidated assets
At March 31, 2011:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,080,030	¥33,432	¥38,418	¥569	¥391,751	¥4,603,010	¥12,850
Investment funds	1,342,526	9,872	20,102	1,113,959	15,637	654	182,302
Special purpose entities created for structured financing	171,509	273	1,524	14,200	2,025	146,287	7,200
Repackaged instruments	46,014	—	—	29,360	—	16,654	—
Securitization of the MUFG Group’s assets	2,456,025	—	209	—	—	2,359,936	95,880
Trust arrangements	1,030,902	—	4,778	33	83,609	938,213	4,269
Others	147,657	307	27,058	—	73	85,273	34,946

Total	¥10,274,663	¥43,884	¥92,089	¥1,158,121	¥493,095	¥8,150,027	¥337,447

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,085,180	¥—	¥4,434,957	¥227,120	¥423,103
Investment funds	69,270	—	1,187	17,898	50,185
Special purpose entities created for structured financing	156,387	—	17,077	138,577	733
Repackaged instruments	46,082	—	—	45,680	402
Securitization of the MUFG Group’s assets	2,458,876	—	27,400	2,429,956	1,520
Trust arrangements	1,030,686	1,017,160	—	—	13,526
Others	147,008	—	88,683	31,932	26,393

Total	¥8,993,489	¥1,017,160	¥4,569,304	¥2,891,163	¥515,862

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2011:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥4,895,868	¥28,174	¥40,895	¥1,281	¥404,276	¥4,413,407	¥7,835
Investment funds	1,302,282	23,788	16,665	1,108,070	14,709	166	138,884
Special purpose entities created for structured financing	172,832	585	1,574	10,593	2,025	147,478	10,577
Repackaged instruments	62,185	—	—	45,525	5,725	10,935	—
Securitization of the MUFG Group’s assets	2,304,498	—	230	4,964	—	2,203,790	95,514
Trust arrangements	978,589	—	3,967	664	78,965	891,284	3,709
Others	139,580	246	26,855	—	68	77,927	34,484

Total	¥9,855,834	¥52,793	¥90,186	¥1,171,097	¥505,768	¥7,744,987	¥291,003

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥4,901,359	¥—	¥4,291,831	¥203,000	¥406,528
Investment funds	39,525	—	1,885	15,392	22,248
Special purpose entities created for structured financing	171,080	—	11,509	158,584	987
Repackaged instruments	62,212	—	—	60,972	1,240
Securitization of the MUFG Group’s assets	2,302,580	—	31,783	2,269,518	1,279
Trust arrangements	977,735	971,659	—	—	6,076
Others	138,991	—	80,950	31,751	26,290

Total	¥8,593,482	¥971,659	¥4,417,958	¥2,739,217	¥464,648

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥36,244 million of Cash and due from banks, ¥77,083 million of Interest-earning deposits in other banks, ¥858 million of Trading account assets, ¥10 million of Investment securities, ¥993,204 million of Loans and ¥7,701 million of All other assets at March 31, 2011, and ¥44,688 million of Cash and due from banks, ¥79,371 million of Interest-earning deposits in other banks, ¥1,865 million of Trading account assets, ¥9 million of Investment securities, ¥929,029 million of Loans and ¥7,636 million of All other assets at September 30, 2011. The eliminated amounts of liabilities were ¥3,179,780 million of Other short-term borrowings, ¥1,220,590 million of Long-term debt and ¥65,341 million of All other liabilities at March 31, 2011, and ¥2,961,634 million of Other short-term borrowings, ¥1,202,320 million of Long-term debt and ¥46,687 million of All other liabilities at September 30, 2011.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is only contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities of non-consolidated VIEs recorded on the condensed consolidated balance sheet at March 31, 2011 and September 30, 2011.

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2011:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥4,938,696	¥1,681,550	¥1,161,889	¥596	¥144,946	¥1,016,347	¥—	¥—	¥—
Investment funds	12,787,846	441,844	434,767	132,280	115,281	178,808	8,398	—	—
Special purpose entities created for structured financing	13,503,700	2,183,868	1,854,368	20,313	71,840	1,758,754	3,461	—	—
Repackaged instruments	15,424,831	1,069,179	1,008,013	104,612	561,876	341,525	—	—	—
Trust arrangements	29,908	28,285	27,252	—	—	27,252	—	5,791	5,791
Others	10,456,456	1,319,938	1,051,194	13,348	302,544	735,302	—	1	1

Total	¥57,141,437	¥6,724,664	¥5,537,483	¥271,149	¥1,196,487	¥4,057,988	¥11,859	¥5,792	¥5,792

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2011:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥5,032,630	¥1,704,799	¥1,189,523	¥2,504	¥152,855	¥1,034,164	¥—	¥—	¥—
Investment funds	9,268,469	344,139	334,943	80,931	78,386	166,962	8,664	—	—
Special purpose entities created for structured financing	14,154,230	2,153,008	1,816,153	51,349	70,401	1,691,040	3,363	—	—
Repackaged instruments	12,970,180	1,111,951	1,087,682	115,284	627,599	344,799	—	—	—
Trust arrangements	25,738	26,555	25,573	—	—	25,573	—	5,958	5,958
Others	12,337,891	1,412,158	1,031,612	20,734	302,416	708,462	—	—	—

Total	¥53,789,138	¥6,752,610	¥5,485,486	¥270,802	¥1,231,657	¥3,971,000	¥12,027	¥5,958	¥5,958

Maximum exposure to loss on each type of entity is determined, based on the carrying amount, which approximates the fair value, of any on-balance sheet assets and any off-balance sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

15.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the business segment information is based on the financial information prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income before income tax expense under US GAAP.

The following is a brief explanation of the MUFG Group’s business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group (“MUFG Global”)—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB, and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective March 24, 2011, there were changes made in the managerial accounting methods mainly by transferring the sales and trading business of MUMSS from the Integrated Corporate Banking Business Group segment to the Global Markets segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Effective July 1, 2011, the MUFG Group added MUFG Global as a fourth area by shifting most of the MUFG Group’s global operations mainly from the Integrated Corporate Banking Business Group. This change in the MUFG Group’s business segment was implemented to change the previous practice of each group entity’s individual promotion of global businesses to a more group-wide approach. The new approach is designed to enable the MUFG Group to exercise its comprehensive expertise to more effectively provide the MUFG Group’s customers with value-added services outside Japan. Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2010 and 2011, respectively. The table set forth below has been reclassified to conform to the new basis of managerial accounting:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Six months ended September 30, 2010:
Net revenue:	¥683.7	¥450.0	¥78.0	¥154.9	¥141.2	¥296.1	¥399.1	¥(27.0)	¥1,879.9
BTMU and MUTB:	320.1	400.7	29.8	113.7	—	113.7	367.2	(23.5)	1,208.0
Net interest income	257.0	220.4	—	60.4	—	60.4	151.0	0.8	689.6
Net fees	58.9	152.7	29.8	47.0	—	47.0	(4.8)	(24.0)	259.6
Other	4.2	27.6	—	6.3	—	6.3	221.0	(0.3)	258.8
Other than BTMU and MUTB(1)	363.6	49.3	48.2	41.2	141.2	182.4	31.9	(3.5)	671.9
Operating expenses	476.1	232.3	48.7	102.2	90.3	192.5	54.5	76.4	1,080.5

Operating profit (loss)	¥207.6	¥217.7	¥29.3	¥52.7	¥50.9	¥103.6	¥344.6	¥(103.4)	¥799.4

Six months ended September 30, 2011:
Net revenue:	¥644.1	¥438.5	¥77.4	¥182.0	¥135.7	¥317.7	¥388.0	¥(17.8)	¥1,847.9
BTMU and MUTB:	312.4	394.0	28.6	129.2	—	129.2	366.6	(21.5)	1,209.3
Net interest income	243.1	211.9	—	67.3	—	67.3	117.7	11.3	651.3
Net fees	65.8	149.7	28.6	52.8	—	52.8	(5.4)	(28.4)	263.1
Other	3.5	32.4	—	9.1	—	9.1	254.3	(4.4)	294.9
Other than BTMU and MUTB(1)	331.7	44.5	48.8	52.8	135.7	188.5	21.4	3.7	638.6
Operating expenses	450.8	223.0	49.1	111.7	90.6	202.3	48.6	79.8	1,053.6

Operating profit (loss)	¥193.3	¥215.5	¥28.3	¥70.3	¥45.1	¥115.4	¥339.4	¥(97.6)	¥794.3

Note:	(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2010 and 2011 above to income before income tax expense shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2010	2011
	(in billions)
Operating profit	¥799	¥794
Provision for credit losses	(186)	(89)
Foreign exchange gains—net	163	78
Trading account profits—net	270	330
Equity investment securities gains (losses)—net	24	(118)
Debt investment securities losses—net	(87)	(119)
Equity in losses of equity method investees	(45)	(515)
Impairment of intangible assets	(16)	(27)
Other—net	28	60

Income before income tax expense	¥950	¥394

16.    FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under the applicable accounting guidance. The guidance also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following section describes the valuation methodologies adopted by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the valuation hierarchy, a brief explanation of the valuation techniques, the significant inputs to those models, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Certain interest-earning deposits are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by markets rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation are readily observable, these deposits are classified in Level 2 of the valuation hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by the interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the valuation hierarchy.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds, residential mortgage-backed securities and marketable equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign governments and official institutions bonds, corporate bonds, residential mortgage-backed securities and equity securities.

When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial papers, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial papers, the MUFG Group estimates fair value by using discounted cash flow techniques. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on yield curve estimated from market rates appropriate to the securities. Commercial papers are generally classified in Level 2 of the valuation hierarchy. For corporate bonds, the MUFG Group estimates fair value by using the internal models. Key inputs of the internal models include estimated cash flows based on the terms of the contracts, yield curves based on the market rates and volatilities. Corporate bonds which are valued using such methods are generally classified in Level 2 of the valuation hierarchy. If any such key inputs are unobservable, they are classified in Level 3 of the valuation hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date or in the near future.

When there is less liquidity for securities or significant inputs adopted in the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. Those

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

CLOs are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration of activity level of the market. Key inputs of the internal models include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rate applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers are included in the future cash flows being discounted at the date applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified as either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustments for unobservable credit worthiness input. This account also includes investments in nonmarketable equity securities which are subject to specialized industry accounting practice. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

transactions and derivative assets designated as hedging instruments. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigates such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are unobservable in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed models. Examples of such adjustments include adjustments to the model price of certain derivative financial instruments where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model based estimate value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has investments mainly in hedge funds, private equity funds, and real estate funds included in recurring and nonrecurring items.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in these funds are generally redeemable on monthly-quarterly basis with 30-90 days notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund. It is estimated that the underlying assets of the fund would be liquidated within ten year period.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a four year period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2011 and September 30, 2011:

	March 31, 2011
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥12,644,634	¥5,009,610	¥1,137,411	¥18,791,655
Debt securities
Japanese national government and Japanese government agency bonds	2,739,773	132,582	—	2,872,355
Japanese prefectural and municipal bonds	—	70,279	—	70,279
Foreign governments and official institutions bonds	6,857,423	1,042,185	115,557	8,015,165
Corporate bonds	—	1,277,076	554,364	1,831,440
Residential mortgage-backed securities	2,151,410	310,459	53,688	2,515,557
Commercial mortgage-backed securities	—	—	39,076	39,076
Asset-backed securities	—	86,468	353,835	440,303
Other debt securities	—	6,896	—	6,896
Commercial paper	—	1,457,637	—	1,457,637
Equity securities(2)	896,028	626,028	20,891	1,542,947
Trading derivative assets	76,514	9,854,646	101,980	10,033,140
Interest rate contracts	14,201	7,391,719	14,618	7,420,538
Foreign exchange contracts	169	2,232,386	81,945	2,314,500
Equity contracts	48,101	32,266	1,411	81,778
Commodity contracts	14,043	154,768	2,512	171,323
Credit derivatives	—	43,507	1,494	45,001
Investment securities:
Securities available for sale	48,073,048	4,053,521	2,203,312	54,329,881
Debt securities
Japanese national government and Japanese government agency bonds	43,813,364	906,258	—	44,719,622
Japanese prefectural and municipal bonds	—	199,227	1,054	200,281
Foreign governments and official institutions bonds	723,020	135,362	130,409	988,791
Corporate bonds	—	1,131,570	2,007,972	3,139,542
Residential mortgage-backed securities	2,587	1,112,201	23,783	1,138,571
Commercial mortgage-backed securities	—	22,243	8,147	30,390
Asset-backed securities	—	421,598	30,792	452,390
Other debt securities	—	—	960	960
Marketable equity securities	3,534,077	125,062	195	3,659,334
Other investment securities	—	1,116	35,908	37,024
Others(3)(4)	432,154	229,825	15,303	677,282

Total	¥61,226,350	¥19,148,718	¥3,493,914	¥83,868,982

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥27,988	¥2,580	¥—	¥30,568
Trading derivative liabilities	30,647	9,708,928	138,831	9,878,406
Interest rate contracts	2,116	7,253,626	74,576	7,330,318
Foreign exchange contracts	279	2,229,960	49,034	2,279,273
Equity contracts	19,581	52,870	11,892	84,343
Commodity contracts	8,671	127,065	1,533	137,269
Credit derivatives	—	45,407	1,796	47,203
Obligation to return securities received as collateral	3,069,717	198,058	—	3,267,775
Others(5)	—	442,946	18,183	461,129

Total	¥3,128,352	¥10,352,512	¥157,014	¥13,637,878

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2011
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥16,454,180	¥5,410,790	¥1,060,784	¥22,925,754
Debt securities
Japanese national government and Japanese government agency bonds	4,329,731	223,638	—	4,553,369
Japanese prefectural and municipal bonds	—	119,964	—	119,964
Foreign governments and official institutions bonds	8,489,207	1,457,996	121,093	10,068,296
Corporate bonds	—	1,507,264	502,570	2,009,834
Residential mortgage-backed securities	2,866,861	312,578	19,209	3,198,648
Commercial mortgage-backed securities	—	—	13,437	13,437
Asset-backed securities	—	27,356	384,187	411,543
Other debt securities	—	8,936	—	8,936
Commercial paper	—	1,124,750	—	1,124,750
Equity securities(2)	768,381	628,308	20,288	1,416,977
Trading derivative assets	39,327	11,710,823	108,101	11,858,251
Interest rate contracts	2,931	8,664,619	15,297	8,682,847
Foreign exchange contracts	144	2,797,556	86,545	2,884,245
Equity contracts	21,615	39,413	3,036	64,064
Commodity contracts	14,637	143,013	2,195	159,845
Credit derivatives	—	66,222	1,028	67,250
Investment securities:
Securities available for sale	50,209,234	4,086,609	1,961,482	56,257,325
Debt securities
Japanese national government and Japanese government agency bonds	46,510,987	987,183	—	47,498,170
Japanese prefectural and municipal bonds	—	202,410	983	203,393
Foreign governments and official institutions bonds	605,054	148,124	135,779	888,957
Corporate bonds	—	1,165,177	1,737,116	2,902,293
Residential mortgage-backed securities	346	985,212	24,476	1,010,034
Commercial mortgage-backed securities	—	60,933	5,584	66,517
Asset-backed securities	—	402,348	56,422	458,770
Other debt securities	—	—	922	922
Marketable equity securities	3,092,847	135,222	200	3,228,269
Other investment securities	—	1,189	31,619	32,808
Others(3)(4)	469,755	231,395	15,711	716,861

Total	¥67,172,496	¥21,440,806	¥3,177,697	¥91,790,999

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥47,929	¥4,995	¥—	¥52,924
Trading derivative liabilities	46,299	11,221,253	129,022	11,396,574
Interest rate contracts	14,619	8,559,483	68,823	8,642,925
Foreign exchange contracts	339	2,427,851	45,747	2,473,937
Equity contracts	20,260	61,284	11,399	92,943
Commodity contracts	11,081	113,844	1,998	126,923
Credit derivatives	—	58,791	1,055	59,846
Obligation to return securities received as collateral	4,301,207	218,937	—	4,520,144
Others(5)	—	391,060	23,413	414,473

Total	¥4,395,435	¥11,836,245	¥152,435	¥16,384,115

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Includes securities under fair value option.
(2)	Includes investments valued at net asset value of ¥193,249 million and ¥182,278 million at March 31, 2011 and September 30, 2011, respectively. The unfunded commitments related to these investments at March 31, 2011 and September 30, 2011 are ¥5,780 million and ¥5,428 million, respectively. These investments are mainly hedge funds.
(3)	Includes interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2011 were ¥7,332 million, ¥3,986 million and ¥3,220 million, respectively, and those at September 30, 2011 were ¥6,575 million, ¥3,814 million and ¥3,572 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2011 were ¥1,940 million, ¥2,542 million and ¥2,901 million, respectively, and those at September 30, 2011 were ¥1,676 million, ¥2,217 million and ¥2,155 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2010 and 2011, the transfers between Level 1 and Level 2 were not significant.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2010 and 2011. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	March 31, 2010	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2010	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2010
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,166,538	¥(13,790	)(2)	¥—	¥17,218	¥54,753		¥(13,852)		¥1,210,867	¥(17,528	)(2)
Debt securities
Foreign governments and official institutions bonds	171,534	6,281		—	(25,090)	10,208		—		162,933	3,038
Corporate bonds	494,987	(13,471)		—	60,872	44,545	(6)	(12,292	)(6)	574,641	(10,054)
Residential mortgage-backed securities	56,468	(1,185)		—	(4,275)	—		—		51,008	(1,631)
Commercial mortgage-backed securities	17,315	293		—	(2,179)	—		—		15,429	296
Asset-backed securities	389,061	(6,554)		—	(10,556)	—		(1,560)		370,391	(7,717)
Equity securities	37,173	846		—	(1,554)	—		—		36,465	(1,460)
Trading derivatives (Net)	(28,612)	18,766	(2)	3,531	(11,510)	18,019		7,867		8,061	22,283	(2)
Interest rate contracts—net	(45,467)	6,786		—	(8,503)	5,841		8,277		(33,066)	1,838
Foreign exchange contracts—net	6,440	12,015		3,546	(1,208)	12,291		11,583		44,667	18,118
Equity contracts—net	(8,272)	2,666		(15)	(799)	—		—		(6,420)	2,415
Commodity contracts—net	14,003	(61)		—	(1,202)	(113)		(11,993)		634	186
Credit derivatives—net	4,684	(2,640)		—	202	—		—		2,246	(274)
Investment securities:
Securities available for sale	2,363,609	(1,111	)(3)	9,819	(177,702)	350,407		(216,250)		2,328,772	(12,523	)(3)
Debt securities
Japanese prefectural and municipal bonds	3,069	4		8	(122)	—		—		2,959	4
Foreign governments and official institutions bonds	87,597	(221)		1,567	(4,795)	—		—		84,148	(221)
Corporate bonds	2,163,465	1,458		8,331	(159,432)	350,407	(6)	(197,642	)(6)	2,166,587	(10,883)
Residential mortgage-backed securities	26,827	(1,063)		51	1,083	—		—		26,898	(1,104)
Commercial mortgage-backed securities	14,475	(299)		(27)	(893)	—		—		13,256	(300)
Asset-backed securities	67,095	(971)		(132)	(13,666)	—		(18,608)		33,718	—
Other debt securities	990	(19)		—	—	—		—		971	(19)
Marketable equity securities	91	—		21	123	—		—		235	—
Other investment securities	33,904	(1,441	)(4)	(136)	(419)	—		(737)		31,171	(1,865	)(4)
Others	17,217	(546	)(4)	—	(763)	—		—		15,908	(546	)(4)

Total	¥3,552,656	¥1,878		¥13,214	¥(173,176)	¥423,179		¥(222,972)		¥3,594,779	¥(10,179)

Liabilities
Others	¥45,347	¥(23,721	)(4)	¥14,786	¥(1,035)	¥378		¥12,796		¥66,421	¥(20,531	)(4)

Total	¥45,347	¥(23,721)		¥14,786	¥(1,035)	¥378		¥12,796		¥66,421	¥(20,531)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2011	Total realized/ unrealized gains (losses)			Purchases	Issuances	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2011	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2011
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,137,411	¥(46,610	)(2)	¥—	¥344,148	¥—	¥(231,699)	¥(123,913)	¥28,366		¥(46,919)		¥1,060,784	¥(37,384	)(2)
Debt securities
Foreign governments and official institutions bonds	115,557	35		—	136,428	—	(99,616)	(37,304)	5,993		—		121,093	(777)
Corporate bonds	554,364	(21,480)		—	62,353	—	(26,142)	(44,358)	22,341	(6)	(44,508	)(6)	502,570	(20,603)
Residential mortgage-backed securities	53,688	(8,212)		—	3	—	(22,845)	(3,425)	—		—		19,209	(2,691)
Commercial mortgage-backed securities	39,076	(2,978)		—	13,458	—	(34,146)	(1,973)	—		—		13,437	889
Asset-backed securities	353,835	(16,241)		—	131,685	—	(46,003)	(36,678)	—		(2,411)		384,187	(14,874)
Equity securities	20,891	2,266		—	221	—	(2,947)	(175)	32		—		20,288	672
Trading derivatives—net	(36,851)	8,887	(2)	(1,182)	92	(1,408)	—	(8,880)	28,751		(10,330)		(20,921)	14,289	(2)
Interest rate contracts—net	(59,958)	6,142		(17)	—	(14)	—	(1,870)	2,875		(684)		(53,526)	(577)
Foreign exchange contracts—net	32,911	88		(1,177)	86	(1,383)	—	(6,657)	25,841		(8,911)		40,798	10,969
Equity contracts—net	(10,481)	2,395		1	—	(5)	—	(273)	—		—		(8,363)	5,188
Commodity contracts—net	979	46		—	6	(6)	—	(128)	35		(735)		197	31
Credit derivatives—net	(302)	216		11	—	—	—	48	—		—		(27)	(1,322)
Investment securities:
Securities available for sale	2,203,312	1,624	(3)	3,663	185,684	—	(12,786)	(358,150)	101,975		(163,840)		1,961,482	(7,546	)(3)
Debt securities
Japanese prefectural and municipal bonds	1,054	—		(1)	—	—	—	(70)	—		—		983	—
Foreign governments and official institutions bonds	130,409	(294)		2,346	3,485	—	(106)	(61)	—		—		135,779	(212)
Corporate bonds	2,007,972	1,795		1,643	140,342	—	(12,472)	(340,299)	101,975	(6)	(163,840	)(6)	1,737,116	(7,092)
Residential mortgage-backed securities	23,783	(10)		43	2,999	—	(206)	(2,133)	—		—		24,476	(1)
Commercial mortgage-backed securities	8,147	106		311	—	—	—	(2,980)	—		—		5,584	—
Asset-backed securities	30,792	65		(686)	38,858	—	—	(12,607)	—		—		56,422	(203)
Other debt securities	960	(38)		—	—	—	—	—	—		—		922	(38)
Marketable equity securities	195	—		7	—	—	(2)	—	—		—		200	—
Other investment securities	35,908	(496	)(4)	(16)	844	—	(4,364)	(12)	—		(245)		31,619	(684	)(4)
Others	15,303	342	(4)	—	403	—	(38)	(11)	—		(288)		15,711	(710	)(4)

Total	¥3,355,083	¥(36,253)		¥2,465	¥531,171	¥(1,408)	¥(248,887)	¥(490,966)	¥159,092		¥(221,622)		¥3,048,675	¥(32,035)

Liabilities
Others	¥18,183	¥(9,806	)(4)	¥(3,576)	¥—	¥1,620	¥—	¥(9,856)	¥186		¥(102)		¥23,413	¥7,176	(4)

Total	¥18,183	¥(9,806)		¥(3,576)	¥—	¥1,620	¥—	¥(9,856)	¥186		¥(102)		¥23,413	¥7,176

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Includes trading securities under fair value option.
	(2)	Included in Trading account profits—net and in Foreign exchange gains—net.
	(3)	Included in Investment securities gains (losses)—net.
	(4)	Included in Trading account profits—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
	(6)	Transfer out of and transfer into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2011 and September 30, 2011:

	March 31, 2011				September 30, 2011
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥5,185	¥5,185	¥—	¥—	¥27,448	¥27,448
Loans	12,243	14,843	343,696	370,782	7,070	14,670	340,636	362,376
Loans held for sale	—	1,901	4,726	6,627	—	2,598	1,902	4,500
Collateral dependent loans	12,243	12,942	338,970	364,155	7,070	12,072	338,734	357,876
Premises and equipment	—	—	10,371	10,371	—	—	8,426	8,426
Intangible assets	—	—	32,833	32,833	—	—	25,921	25,921
Other assets	145,791	—	20,128	165,919	464,819		12,714	477,533
Investments in equity method investees(1)	145,791	—	13,853	159,644	464,819	—	4,399	469,218	(2)
Other	—	—	6,275	6,275	—	—	8,315	8,315

Total	¥158,034	¥14,843	¥412,213	¥585,090	¥471,889	¥14,670	¥415,145	¥901,704

Notes:	(1)	Includes investments valued at net asset value of ¥14,098 million and ¥4,399 million at March 31, 2011 and September 30, 2011, respectively. The unfunded commitments related to these investments are ¥5,407 million and ¥2,473 million at March 31, 2011 and September 30, 2011, respectively. These investments are private equity funds.
	(2)	Reflected impairment losses on Morgan Stanley’s common stock, which were converted from Morgan Stanley convertible preferred stock on June 30, 2011. See Note 2 for the details.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the nonrecurring changes in fair value which have been recorded during the six months ended September 30, 2010 and 2011:

	Losses (Gains) for the six months ended September 30, 2010		Losses (Gains) for the six months ended September 30, 2011
	(in millions)
Investment securities	¥2,591		¥5,202
Loans	93,668		99,470
Loans held for sale	(40)		50
Collateral dependent loans	93,708		99,420
Premises and equipment	2,828		4,443
Intangible assets	16,363		27,040
Other assets	44,013		582,454
Investments in equity method investees	43,851	(1)	580,895	(1)
Other	162		1,559

Total	¥159,463		¥718,609

Note:	(1)	Includes impairment losses on Morgan Stanley’s common stock, which were converted from Morgan Stanley convertible preferred stock on June 30, 2011. See Note 2 for the details on the impairment losses for the six months ended September 30, 2011.

Investment securities include mainly impaired cost-method nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange-traded equity securities. The MUFG Group maintains an established process for internally determining the fair value of real estate, using the following valuation techniques and assumptions. Collateral dependent loans that are measured based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

•

Replacement cost approach. The replacement cost approach is primarily used for buildings and land they are built on. This approach calculates the collateral value based on the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by appraising subsidiaries.

•

Sales comparison approach. The sales comparison approach is mainly used for land. The collateral value is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•

Income approach. The income approach is, as a general rule, applied to all rental properties. This approach calculates the collateral value using expected future cash flows. In this approach, the expected annual net operating income is discounted by the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the property. The capitalization yield is determined based on the location and use of the property by appraising subsidiaries. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

Premises and equipment consist of those assets which were written down to fair value. The fair values are determined based on price obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the valuation hierarchy.

Intangible assets consist of those assets which were written down to fair values. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other than temporary. The impairment losses are included in Equity in losses of equity method investees in the condensed consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy. For the six months ended September 30, 2010 and 2011, the MUFG Group recorded impairment losses on investments to Morgan Stanley. See Note 2 for the details on the impairment losses for the six months ended September 30, 2011.

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the gains or losses recorded during the six months ended September 30, 2010 and 2011 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2010			2011
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥1,536	¥—	¥1,536	¥(168)	¥—	¥(168)
Receivables under resale agreements(1)	3,889	—	3,889	(813)	—	(813)
Trading account securities	324,458	(843,457)	(518,999)	342,364	(1,006,886)	(664,522)

Total	¥329,883	¥(843,457)	¥(513,574)	¥341,383	¥(1,006,886)	¥(665,503)

Financial liabilities:
Other short-term borrowings(1)	¥(305)	¥—	¥(305)	¥93	¥—	¥93
Long-term debt(1)	(80,663)	—	(80,663)	5,400	—	5,400

Total	¥(80,968)	¥—	¥(80,968)	¥5,493	¥—	¥5,493

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2011 and September 30, 2011 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2011			September 30, 2011
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Receivables under resale agreements	¥26,000	¥26,192	¥192	¥26,000	¥26,079	¥79

Total	¥26,000	¥26,192	¥192	¥26,000	¥26,079	¥79

Financial liabilities:
Long-term debt	¥722,752	¥575,969	¥(146,783)	¥654,950	¥519,188	¥(135,762)

Total	¥722,752	¥575,969	¥(146,783)	¥654,950	¥519,188	¥(135,762)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2011 and September 30, 2011:

	March 31, 2011		September 30, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions	¥19,486	¥19,486	¥20,691	¥20,691
Trading account assets, excluding derivatives	18,792	18,792	22,926	22,926
Investment securities	58,536	59,002	59,220	59,500
Loans, net of allowance for credit losses	86,262	87,054	85,689	86,644
Other financial assets	4,677	4,677	7,059	7,059
Derivative financial instruments:
Trading activities	10,033	10,033	11,858	11,858
Activities qualifying for hedges	2	2	—	—
Financial liabilities:
Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions	¥35,544	¥35,544	¥38,727	¥38,727
Interest-bearing deposits	117,894	117,960	116,197	116,269
Trading account liabilities, excluding derivatives	31	31	53	53
Obligations to return securities received as collateral	3,268	3,268	4,520	4,520
Due to trust account	634	634	621	621
Other short-term borrowings	8,488	8,488	10,234	10,234
Long-term debt	13,357	13,557	12,811	13,043
Other financial liabilities	4,635	4,635	9,101	9,101
Derivative financial instruments:
Trading activities	9,878	9,878	11,397	11,397

Not all of the financial instruments held by the MUFG Group are recorded at fair value on the condensed consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments that are not recorded at fair value on the condensed consolidated balance sheets are summarized below:

Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions—For cash and due from banks including interest-earning deposits in other banks, call loans and funds sold, receivables under resale agreements and receivable under securities borrowing transactions, the carrying amounts are reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

companies are determined by utilizing commonly accepted valuation models, which applies a logic to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Parameters used for the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation models. Specifically, the sensitivity and appropriateness of parameters are verified by using different valuation models employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥515 billion and ¥512 billion at March 31, 2011 and September 30, 2011, respectively.

Loans—The fair value of loans are estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based on the present value of expected future cash flows or the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥771 billion and ¥1,126 billion at March 31, 2011 and September 30, 2011, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the condensed consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

Interest-bearing deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits are estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Due to trust account—Since these are cash deposits with no maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount.

Other short-term borrowings—For most other short-term borrowings, the carrying amount is presented as the fair value since such carrying amount approximates the fair value because of their short-term nature and limited credit risk.

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on market price of those corporate bonds. The fair value of fixed rate corporate bonds without market prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MUFG Group.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2011 and September 30, 2011 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2011 and September 30, 2011. These amounts have not been comprehensively reevaluated since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

17.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD and MUMSS.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger. If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holders’ service periods as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) a holder as a director or an executive officer loses the status of both director and executive officer, and (2) a holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the six months ended September 30, 2011:

	For the six months ended September 30, 2011
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of the period	14,857,200	¥1
Granted	8,323,100	1
Exercised	(3,613,600)	1
Forfeited	(154,200)	1

Outstanding, end of the period	19,412,500	¥1	28.83	¥6,853

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

For the six months ended September 30, 2011
Risk-free interest rate	0.29%
Expected volatility	44.96%
Expected term (in years)	4
Expected dividend yield	3.13%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the six months ended September 30, 2011 was ¥33,700.

The MUFG Group recognized ¥1,704 million of compensation costs related to the Stock Acquisition Rights with ¥693 million of the corresponding tax benefit for the six months ended September 30, 2011. As of September 30, 2011, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥1,645 million, and it is expected to be recognized over 6 months.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Cash received from the exercise of the Stock Acquisition Rights for the six months ended September 30, 2011 was ¥4 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥817 million for the six months ended September 30, 2011.

18.    SECURITIES JOINT VENTURE WITH MORGAN STANLEY

On March 30, 2010, the MUFG Group and Morgan Stanley entered into a securities joint venture agreement to integrate their securities business. The purpose of the joint venture is to collaborate in providing capital markets services to investment banking clients of the MUFG Group and Morgan Stanley and in offering a wide range of products and services, including Morgan Stanley’s global products and services, to the MUFG Group’s retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies will continue to offer products and services in sales and trading and research areas separately.

In relation to the integration of the securities companies in Japan, the former Mitsubishi UFJ Securities Co., Ltd. (“MUS”) was restructured into an intermediate holding company, MUSHD, and a securities business subsidiary, MUS. On May 1, 2010, MUS changed its name to MUMSS and the MUFG Group’s ownership interest in MUMSS also changed from 100% to 60%, with Morgan Stanley holding the remaining 40% voting and economic interest. Since the MUFG Group has retained control of MUMSS, the change in the MUFG Group’s ownership interest has been accounted for as an equity transaction and the MUFG Group has recorded ¥127 billion and ¥21 billion of noncontrolling interests and capital surplus, respectively. MUMSS continues the existing Japan based retail, middle markets, capital markets and sales and trading businesses of the former MUS while integrating the investment banking team of the former Morgan Stanley Japan Securities Co., Ltd. (“MSJS”).

Also, on May 1, 2010, MSJS was renamed to Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”). MSMS continues to provide the existing sales and trading and capital markets operations of the former MSJS. The MUFG Group holds a 49% voting interest and a 60% economic interest in MSMS while Morgan Stanley holds the remaining 51% voting interest and 40% economic interest. The MUFG Group applies the equity method of accounting to MSMS due to its significant influence.

Per the shareholders’ agreement between the MUFG Group and Morgan Stanley, to the extent that losses incurred by MUMSS result in a requirement to restore its capital, the MUFG Group is solely responsible for providing additional capital to a minimum level and Morgan Stanley is not obligated to contribute additional capital to MUMSS. On April 22, 2011, due to losses incurred by MUMSS in the fiscal year ended March 31, 2011, the MUFG Group contributed ¥30 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS. The additional capital in MUMSS improves and strengthens its capital base and restores its capital adequacy level.

The new MUMSS shares have no voting rights and do not change the proportion of voting interests in MUMSS or change the right to participate in MUMSS’ earnings. In order to reflect the existing 60% economic interest in MUMSS after the MUFG Group’s capital contribution, 40% of the new share issuance, or ¥12 billion, was recognized as an increase in noncontrolling interest and a reduction of capital surplus given that the rights to participate in the residual assets of MUMSS will be distributed to the MUFG Group and Morgan Stanley in proportion to their percentage ownership interests.

19.    SUBSEQUENT EVENTS

MUFG has evaluated subsequent events requiring recognition or disclosure in the condensed consolidated financial statements through the date of issuance of these condensed consolidated financial statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Approval of Dividends

On November 14, 2011, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥6.00 per share of Common stock, totaling ¥84,926 million, that were paid on December 8, 2011 to the shareholders of record on September 30, 2011.

Tax Reform

On November 30, 2011, the Japanese Diet enacted two tax related laws: “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate will be effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts will cause the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015. The enactment of the new laws will affect the recoverability of deferred tax assets and the realization of deferred tax liabilities recorded in the balance sheet at March 31, 2012 as well as the MUFG Group’s income tax expenses for the fiscal periods ending on and after March 31, 2012. Because it is difficult to determine the amounts of temporary differences or other tax attributes (e.g., tax credits or carryforwards) at an interim date, the MUFG Group is unable to estimate the impact of the tax law changes at this time.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2010			2011
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥4,907,743	¥13,321	0.54%	¥7,035,205	¥21,205	0.60%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	10,358,169	25,579	0.49	11,203,011	49,840	0.89
Trading account assets	19,518,120	148,057	1.51	18,552,642	139,986	1.50
Investment securities	56,956,532	248,331	0.87	57,698,317	345,662	1.19
Loans	89,287,981	855,653	1.91	86,705,574	801,477	1.84

Total interest-earning assets	181,028,545	1,290,941	1.42	181,194,749	1,358,170	1.50

Non-interest-earning assets:
Cash and due from banks	2,665,109			2,824,232
Other non-interest-earning assets	21,527,407			26,745,850
Allowance for credit losses	(1,308,761)			(1,238,158)

Total non-interest-earning assets	22,883,755			28,331,924

Total assets	¥203,912,300			¥209,526,673

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥119,043,853	¥137,690	0.23%	¥116,918,255	¥113,399	0.19%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	18,901,780	32,163	0.34	19,836,156	49,431	0.50
Due to trust account, other short-term borrowings, and trading account liabilities	9,620,772	28,194	0.58	12,808,200	30,417	0.47
Long-term debt	13,708,843	143,972	2.09	13,055,734	130,900	2.00

Total interest-bearing liabilities	161,275,248	342,019	0.42	162,618,345	324,147	0.40

Non-interest-bearing liabilities	33,595,729			38,155,335

Total equity	9,041,323			8,752,993

Total liabilities and equity	¥203,912,300			¥209,526,673

Net interest income and interest rate spread		¥948,922	1.00%		¥1,034,023	1.10%

Net interest income as a percentage of total interest-earning assets			1.05%			1.14%